Filed with the Securities and Exchange Commission on October 10, 2024
Registration No. 333-______
Registration No. 811-21933
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	/ X /
Pre-Effective Amendment No.	/ /
Post-Effective Amendment No. _____	/ /
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	/ /
Amendment No. 109	/ X /
(Check appropriate box or boxes.)

Northwestern Mutual Variable Life Account II
(Exact Name of Registrant)
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
(Name of Depositor)
720 East Wisconsin Avenue, Milwaukee, Wisconsin	53202
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code	414-271-1444

Raymond J. Manista, Executive Vice President, Chief Legal & Public Affairs Officer The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)
Copy to:
Terry R. Young
Assistant General Counsel and Assistant Secretary
The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202-4797
(414) 665-2092

Title of Securities Being Registered: Interests in the Northwestern Mutual Variable Life Account II under flexible premium variable adjustable life insurance policies.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Survivorship Variable Universal Life Plus
Issued by The Northwestern Mutual Life Insurance Company and Northwestern Mutual Variable Life Account II
Prospectus [________ ___, 2025]
This prospectus (the "Prospectus") describes an individual flexible premium variable survivorship universal life insurance policy (the “Policy”) issued by The Northwestern Mutual Life Insurance Company. The Policy is designed to provide a Life Insurance Benefit upon the death of the second of the Insureds to die (the “second death”) and is not suitable for short-term investment. You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your Financial Representative.
Subject to the limitations discussed in this Prospectus you may choose to invest your Net Premiums in up to 30 Divisions of the Northwestern Mutual Variable Life Account II (the “Separate Account”) as well as a fixed option under certain circumstances. Each Division of the Separate Account invests exclusively in shares of a single series of a Fund (a “Portfolio”). Each Portfolio available as an investment option under the Policy is identified below:
Northwestern Mutual Series Fund, Inc.
- Growth Stock Portfolio
- Focused Appreciation Portfolio
- Large Cap Core Stock Portfolio
- Large Cap Blend Portfolio
- Index 500 Stock Portfolio
- Large Company Value Portfolio
- Domestic Equity Portfolio
- Equity Income Portfolio
- Mid Cap Growth Stock Portfolio
- Index 400 Stock Portfolio
- Mid Cap Value Portfolio
- Small Cap Growth Stock Portfolio
- Index 600 Stock Portfolio
- Small Cap Value Portfolio
- International Growth Portfolio
- Research International Core Portfolio
- International Equity Portfolio
- Emerging Markets Equity Portfolio
- Government Money Market Portfolio
- Short-Term Bond Portfolio
- Select Bond Portfolio
- Long-Term U.S. Government Bond Portfolio
- Inflation Protection Portfolio
- High Yield Bond Portfolio
- Multi-Sector Bond Portfolio
- Balanced Portfolio
- Asset Allocation Portfolio
Fidelity® Variable Insurance Products
- VIP Mid Cap Portfolio
- VIP Contrafund® Portfolio
Neuberger Berman Advisers Management Trust
- Sustainable Equity Portfolio
Russell Investment Funds
- U.S. Strategic Equity Fund
- U.S. Small Cap Equity Fund
- Global Real Estate Securities Fund
- International Developed Markets Fund
- Strategic Bond Fund
Russell Investment Funds LifePoints® Variable Target Portfolio Series
- Moderate Strategy Fund
- Balanced Strategy Fund
- Growth Strategy Fund
- Equity Growth Strategy Fund
Credit Suisse Trust
- Commodity Return Strategy Portfolio
Please note that the Policy (including any available fixed option) and the Portfolios are not guaranteed to achieve their goals; are not federally insured; are not bank deposits; and are not endorsed by any bank or government agency.
This Policy is subject to the laws of the state in which the Policy is issued. Some of the terms of the Policy may differ from the terms of the Policy delivered in another state because of state specific legal requirements but all material state variations are described in this Prospectus. Unless clear from their context or otherwise appropriate, all of the capitalized terms used in this Prospectus are defined at the end of this Prospectus in the Glossary of Terms. “Northwestern Mutual,” “Company,” “we,” “us,” and “our” in this Prospectus mean The Northwestern Mutual Life Insurance Company.
Please carefully read this Prospectus and any accompanying prospectuses for the corresponding Portfolios and keep them for future reference. This Prospectus provides information that you should know before investing in the Policy. No person is authorized to make any representation in connection with the offering of the Policy other than those contained in this Prospectus. Our Distributor may limit sales of the Policy to certain government entities and government entity plans.
The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Policy or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

You may cancel your Policy within 10 days of receiving it without paying fees or penalties.
In some states, this cancellation period may be longer. Depending on your state of issue, upon cancellation you will receive either the full amount of your Premium Payment(s) or the Policy’s Contract Fund Value. You should review the Prospectus, or consult with your Financial Representative, for some additional information about the specific cancellation terms that apply.

Additional information about certain investment products, including variable life insurance policies, has been prepared by the SEC’S Staff and is available at www.investor.gov.

Important Information You Should Consider About the Policy
	FEES AND EXPENSES			Cross-Reference(s) to Location in Prospectus
Charges for Early Withdrawals
If you surrender your Policy (or if you change your Policy to Paid-up insurance)
in the first ten Policy Years you will be assessed a surrender charge of up to
50% of the Target Premium.
For example, if you surrender your Policy and your total Target Premium amount was $100,000, you could pay a surrender charge of up to $50,000.
Withdrawals are subject to a maximum service charge of $25 (currently waived)
for each withdrawal request.
Fee and Expense Tables – Transaction Fees (Surrender Charge and Withdrawal Fee) Also see Information About the Policy – Other Benefits Available Under the Policy (Paid-Up Insurance)
Transaction Charges
In addition to surrender charges and withdrawal charges, you may also be charged for other transactions, such as certain tax-related charges, a front-end sales load, charges for transferring between investment options, requesting more than one illustration in a Policy Year, changes to your Death Benefit option or Specified Amount, as well as charges for expedited delivery or wire transfers.
Fee and Expense Tables – Transaction Fees
Ongoing Fees and Expenses (annual charges)
In addition to the charges above, investment in the Policy is subject to ongoing fees and expenses, including fees covering the cost of insurance. These fees are based on information as of December 31, 2024, may change from year to year, and are generally based on characteristics of the insured (e.g., age, sex and rating classification). You should review your Policy specifications page for specific rates applicable under your Policy.
You bear the expenses associated with the Portfolios available under your
Policy , the range for which is shown in the following table:

[To be updated by amendment.]
Fee and Expense Tables – Periodic Charges (Other than Portfolio Operating Expenses) Fee and Expense Tables – Annual Portfolio Operating Expenses
	Annual Fee	Minimum*	Maximum*
	Investment Options (Portfolio company fees and expenses)	[0.21%]	[2.21%]
* As a percentage of Portfolio assets.
RISKS
Risk of Loss	You can lose money by investing in the Policy, including loss of principal.			Risks of the policy – Investment Risk and The Funds
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for you if you need ready access to cash. Surrender charges apply in the first 10 Policy Years and the value of your Policy and life insurance benefit will be reduced if you withdraw money. In addition, short-term investment in the Policy may subject you to income taxes and tax penalties.
Risks of the Policy –Policy for Long- Term Protection
Survivorship Variable Universal Life Plus Prospectus

	RISKS	Cross-Reference(s) to Location in Prospectus
Risks Associated with Investment Options
Investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options
( Portfolios) available under the Policy. Each Portfolio (and any fixed account investment option) will have its own unique risks and you should review these investment options before making an investment decision.
Risks of the Policy – Investment Risk Also see The Funds and The Fixed Option (NM Strength and Stability Account) sections
Insurance Company Risks
Investment in the Policy is subject to the risks related to Northwestern Mutual, and any obligations (including under any fixed account investment options), guarantees, or benefits are subject to the claims-paying ability of Northwestern
Mutual . More information about Northwestern Mutual, including its financial strength ratings, is available upon request by calling toll free (866) 464-3800.
Risks of the Policy – Investment Risk and the Northwestern Mutual section.
Policy Lapse
Insufficient premium payments, poor investment results, withdrawals, unpaid loans, or loan interest may cause your Policy to lapse, meaning you will no longer have any life insurance coverage and death benefits will not be paid.
After lapse, you may reinstate the Policy subject to certain conditions described in the Prospectus, including the payment of the minimum payment amount, required to keep the Policy in force.
Risks of the Policy –Policy Lapse Information About the Policy – Termination and Reinstatement
RESTRICTIONS
Investments
Transfers or allocations to the Policy’s fixed option, the NM Strength and
Stability Account (the “SAS Account”), are subject to certain restrictions. We do not permit transfers from the SAS Account to the Divisions.

Transfers from the Divisions may be subject to charges, and are subject to the
Policy’s short-term and excessive trading policies. These short-term and excessive trading policies may trigger additional restrictions on your Policy.
Currently, there is no charge when you transfer Contract Fund Value among
Divisions and to the SAS Account. However, we reserve the right to charge $25 for each transfer. You may invest in up to 30 Divisions at a time.

Under certain circumstances Northwestern Mutual reserves the right to remove a Portfolio or substitute another Portfolio or mutual fund for such
Portfolio .

The Fixed Option
(NM Strength and
Stability Account)

Information about
the Policy – Other
Policy Transactions
(Transfers and
Short-Term and
Excessive Trading)

Information about
the Policy – Other
Policy Transactions
(Substitution of
Portfolio Shares and
Other Changes)

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Policy. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will generally be subject to ordinary income tax, and may be subject to tax penalties.
Tax Considerations
CONFLICTS OF INTEREST
Investment Professional Compensation
The Policy is sold exclusively through financial representatives of Northwestern
Mutual’s affiliated broker-dealer, who are compensated with a commission based on a percentage of premium, and Northwestern Mutual may share revenue it earns on the Policy with its affiliated broker-dealer. These financial representatives may have a financial incentive to offer or recommend the
Policy over other investments.
Distribution of the Policy Also see Charges and Deductions — Commissions Paid to Financial Representatives
Survivorship Variable Universal Life Plus Prospectus

	CONFLICTS OF INTEREST	Cross-Reference(s) to Location in Prospectus
Exchanges
Some financial representatives may have a financial incentive to offer this
Policy in place of one you already own. You should only exchange an existing policy if you determine, after comparing the features, fees and risks of both policies, and any fees or penalties to terminate the existing policy, that it is preferable to purchase this Policy rather than continue to own the existing policy.
None
Overview of the Policy
What is the Policy, and what is it designed to do?
The Policy is an individual flexible premium variable survivorship universal life insurance policy, the purpose of which is primarily to provide life insurance protection (i.e., a death benefit) upon the death of the second of the Insureds to die (the "Second Death") while providing the long-term accumulation of assets through allocations to a variety of Divisions and/or a fixed account option. The Policy may be appropriate if you have a long-term investment horizon and is not intended for short-term investment, and is therefore not appropriate for people who may need to make early or frequent withdrawals or who intend to engage in frequent trading. You may want to consult your financial or tax advisor.
In exchange for your Premium Payments, upon the Second Death Insured, we will pay the Death Benefit to your beneficiary based on one of three death benefit options available under the Policy. Subject to certain limitations, you can change the Death Benefit option you selected. (See “Death Benefit – Changing Death Benefit Options” in the Prospectus for more information.)
How are Premium Payments treated under the Policy?
As described in more detail in the "Information About the Policy" section of the Prospectus, when you apply for the Policy you must make a minimum initial Premium Payment to put your Policy in force. No insurance will take effect until the minimum initial Premium Payment is made. The minimum initial Premium Payment is based on the Issue Age, underwriting classification and sex of the Insureds, and the Initial Specified Amount.
After the Policy is issued, you must make sufficient Premium Payments to keep the Policy in force. There is no required schedule or amount of Premium Payments but the investment results of the Divisions and the SAS Account to which your Net Premium(s) is allocated will affect the Premium Payments you are required to make to keep your Policy in force.
When a Premium Payment is received in Good Order at our Home Office after the Policy is in-force, we deduct a premium tax charge, federal deferred acquisition cost charge and sales load to cover taxes and acquisition and distribution expenses, respectively, and the remaining amount, known as the Net Premium(s), is allocated among the Divisions and the SAS Account, according to your current payment allocation instructions. Depending on the state in which we issue the Policy , we may hold your initial Net Premium in the Government Money Market Division until the later of the day after your right to return the Policy expires and the day we receive notice of delivery of your Policy.
Investments in the Policy’s Divisions are held in the Separate Account which is an account separate from our General Account assets. We have established a segment within the Separate Account to receive and invest Net Premium(s) for the Policy. Currently, the Policy segment is divided into 40 Separate Account Divisions. Each Division purchases shares in a corresponding Portfolio. Information about each corresponding Portfolio is provided at the back of this document. See APPENDIX A: Portfolios Available under Your Policy.
Net Premium applied and amounts transferred to the SAS Account accrue interest daily at an effective annual rate Northwestern Mutual determines without regard to the investment experience of the General Account. The SAS Account is the sum of two separate balances, a Tier One balance and a Tier Two balance. The Tier One balance credits an annual guaranteed effective interest rate at least as high as the Tier Two balance. Northwestern Mutual guarantees a minimum annual effective interest rate of 1.50% for the Tier One balance and 1.25% for the Tier Two balance. (See “The Fixed Option ( NM Strength and Stability Account )” in the Prospectus.)
Payment of insufficient premiums may result in the Policy terminating or lapsing.
Q. What are the primary features and options that the Survivorship Variable Universal Life Plus Policy offers?
A.
Choice of Death Benefit Options. You may choose among three Death Benefit options, a death benefit based on the Specified Amount (Option A), on the Specified Amount plus Policy Value (Option B) or on the Specified Amount plus
Survivorship Variable Universal Life Plus Prospectus

cumulative premiums paid (less any cumulative withdrawals) (Option C). In addition to the three Death Benefit Options, there is also a Minimum Death Benefit that may be applied. See the Death Benefit section in the Prospectus for more information.
B.
Surrenders and Withdrawals. You may surrender your Policy, and we will pay you its Cash Surrender Value (Policy Value less any Policy Debt and any surrender charge). You may also withdraw a part of the Policy Value. A withdrawal reduces the Policy Value, may reduce the Specified Amount of the Policy and therefore the Death Benefit and may increase the risk that the Policy will terminate or lapse. Surrenders and withdrawals are subject to charges and may have adverse tax consequences.
C.
Loans. You may take a loan on the Policy that when added to existing Policy Debt does not exceed the Loan Value of the Policy. The Policy secures the loan. Taking a loan will reduce Cash Surrender Value and the Death Benefit, may have adverse tax consequences and will increase the risk that your Policy may terminate or lapse.
D.
Transfers. Generally, you may transfer Contract Fund Value among up to 30 Divisions and the SAS Account, subject to certain restrictions on transfers to the SAS Account. We also offer four asset allocation models and two automated transfer programs: dollar cost averaging and portfolio rebalancing.
E.
Collateral Assignment. Subject to our approval, you may generally assign the Policy as collateral for a loan or other obligation.
F.
Tax Treatment. You are generally not taxed on the Policy’s earnings until you surrender or withdraw Policy Value from your Policy. This is known as tax deferral.
G.
Additional Benefits. The additional benefits available with this Policy are listed in the “Other Benefits Available under the Policy” section of the Prospectus, and include the following:
●
Income Plans – In lieu of a lump sum payment, the Death Benefit and surrender proceeds may be payable in monthly (or less frequent) payments over a period of time
●
Exchange for a Fixed Benefit Policy – Allows you to exchange your Policy for a life insurance policy with benefits that do not vary with the investment experience of the underlying Portfolios
●
Paid-up Insurance – Under certain conditions allows the owner to change the Policy to a policy free of minimum premium payment obligations
●
Dollar Cost Averaging – On a monthly basis, automatically transfers a specific amount from the Government Money Market Division into the other Divisions you have selected
●
Portfolio Rebalancing – Automatically rebalances the Divisions you select (either monthly, quarterly, semi-annually or annually) to maintain your chosen allocations among the Divisions
●
Allocation Models – Models are available that comprise a combination of Divisions representing various asset classes with various levels of risk tolerance
●
Terminal Illness Benefit – If the surviving insured is diagnosed with a terminal illness, the owner can accelerate the death benefit and will receive the requested death benefit less interest, administrative fees, loan adjustment, and any required minimum premium
Survivorship Variable Universal Life Plus Prospectus

Fee and Expense Tables
The following tables describe the fees and expenses that are payable when you buy, own, surrender or make withdrawals from the Policy. Please refer to your Policy specifications page for information about the specific fees you will pay each year based on the options you have elected.
Transaction Fees
The table below describes the fees and expenses that are payable at the time you buy the policy, make Premium Payments, surrender the Policy, make withdrawals, transfer assets among investment options, or make certain changes to the Policy.
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Premium Tax Charge	Upon each Premium Payment	No maximum — Charges may increase to reflect actual costs	2% of Premium Payment
Federal Deferred Acquisition Cost Charge[1]	Upon each Premium Payment		0.55% of Premium Payment
Sales Load	Upon each Premium Payment	Same as current charge
6.95% of premium up to Target Premium[2]and
5.60% of premium in excess of Target Premium in
Policy Years 1-10; 3.95% of premium up to Target
Premium and 5.60% of premium in excess of
Target Premium in Policy Years 11-20 and 0.00%
beyond year 20

Surrender Charge[3]	Upon surrender or change to paid-up insurance during the first ten Policy Years	Same as current charge	50% in Policy Year 1 of the Target Premium paid, grading down monthly in Policy Years 2-10 to 0%
Withdrawal Fee[4]	Upon withdrawal	$25.00	Currently waived
Transfer Fee[4]	Upon transfer	$25.00	Currently waived
Change in Death Benefit Option Fee[4]	Upon change in Death Benefit option	$25.00	Currently waived
Change in Specified Amount Fee[4]	Upon change in Specified Amount	$25.00 per change after first change in a Policy Year	Currently waived
Request for Additional Illustration Charge[4,5]	Upon request for more than one illustration in a Policy Year	$25.00 per illustration for each additional illustration in a Policy Year	Currently waived
Expedited Delivery Charge[4,6]	When express mail delivery is requested	$50 per delivery (up to $75 for next day, a.m. delivery) adjusted for inflation[7]	$15 per delivery (up to $45 for next day, a.m. delivery)
Wire Transfer Fee[4,6]	When a wire transfer is requested	$50 per transfer (up to $100 for international wires) adjusted for inflation[7]	$25 per transfer (up to $50 for international wires)
1
This charge was previously referred to as the “OBRA Expense Charge” or “Other Premium Expense Charge.” Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended, (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deduct such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. The current charge varies based on your Policy Anniversary as indicated in the Table above. This charge compensates us for corporate income taxes.
2
The Target Premium is a hypothetical annual premium which is based on the Specified Amount, and factors including but not limited to the Insureds’ Issue Ages, sex, and underwriting classifications. Please see “Target Premium” in the Glossary of Terms.
3
The surrender charge remains level in the first Policy Year, and declines monthly in Policy Years two through ten to zero. For more information on the surrender charge, see “Charges and Deductions – Monthly Policy Charges and Service Charges” in this Prospectus. Your Policy schedule pages will indicate the maximum charge under your Policy.
4
Fees and charges are deducted from Contract Fund Value (see “Glossary of Terms”).
5
An illustration of the Policy’s future benefits and values is provided once a Policy Year at no charge upon request.
6
This fee may increase over time to cover our administrative or other costs but will not exceed the maximum charge. We may discontinue this service at any time, with or without notice.
7
The Guaranteed Maximum Charges are subject to a consumer price index adjustment in order to accommodate future increases in the costs associated with these requests. The maximum charge will equal the Guaranteed Maximum Charge shown above multiplied by the CPI for the fourth month prior to the time
Survivorship Variable Universal Life Plus Prospectus

of the charge, divided by the CPI for October, 2024. “CPI” means the Consumer Price Index for All Urban Consumers, United States City Average, All Items, as published by the United States Bureau of Labor Statistics. If the method for determining the CPI is changed, or it is no longer published, it will be replaced by some other index found by the Company to serve the same purpose.
Periodic Charges (Other than Portfolio Operating Expenses)1
The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy other than the operating expenses for the Portfolios. Certain charges applicable to your Policy may depend on your Policy Date and/or Policy Anniversary. Please see “Policy Date” and “Policy Anniversary” in the Glossary of Terms to help you understand how it may affect certain charges applicable to your Policy.
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Cost of Insurance Charge[2]	Monthly, on each Monthly Processing Date
Maximum Charge[3]		Same as current charge	$83 (monthly) per $1,000 of net amount at risk
Minimum Charge[4]		$0.000009 (monthly) per $1,000 of net amount at risk	$0.000002 (monthly) per $1,000 of net amount at risk
Charge for Insureds, one Male and one Female, with Issue Ages 55, Premier Non-Tobacco underwriting classification[5]		$0.001 (monthly) per $1,000 of net amount at risk in the first Policy Year (varies by Policy Year)[5]	$0.00002 (monthly) per $1,000 of net amount at risk in the first Policy Year (varies by Policy Year)
Percent of Contract Fund Value Charge[6]	Monthly, on each Monthly Processing Date	All Policy Years: 060% annually (0.05% monthly rate) of Contract Fund Value	All amounts in the Divisions: 0.00% annually (0.00% monthly rate) of Contract Fund Value SAS Account: 0.23% annually (0.019% monthly rate) of Contract Fund Value
Administrative Charge	Monthly, on each Monthly Processing Date
Maximum Charge[7]		$39 (monthly)	$23 (monthly)
Minimum Charge[8]		$22 (monthly)	$9 (monthly
Charge for Insureds, one Male and one Female, with Issue Ages 55, Premier Non-Tobacco underwriting		$27 (monthly)	$16 (monthly)
Specified Amount Charge	Monthly, on each Monthly Processing Date during the first ten Policy Years
Maximum Charge[9]		Same as current charge	1.408% (monthly) of Target Premium during Policy Years 1-10
Minimum Charge[10]		Same as current charge	0.542% (monthly) of Target Premium during Policy Years 1-10
Charge for Insureds, one Male and one Female, with Issue Ages 55, Premier Non-Tobacco underwriting		Same as current charge	1.333% (monthly) of Target Premium during Policy Years 1-10
Policy Debt Expense Charge[11]	Monthly, on each Monthly Processing Date when there is Policy Debt	All Policy Years 2.00% annually (0.16667% monthly rate) of Policy Debt	0.71% annually (0.0592% monthly rate) of Policy Debt for Policy Years 1-20 0.21% annually (0.0175% monthly rate) of Policy Debt for Policy Years 21 and above
Underwriting and Issue Charge[12]	Monthly, on each Monthly Processing Date during the first ten Policy Years
Survivorship Variable Universal Life Plus Prospectus

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Maximum Charge[13]		Same as current charge	$0.03 (monthly) per $1,000 of Initial Specified Amount
Minimum Charge[14]		Same as current charge	$0.0056 (monthly) per $1,000 of Initial Specified Amount
Charge for Insureds, one Male and one Female, with Issue Ages 55, Premier Non-Tobacco underwriting		Same as current charge	$0.0056 (monthly) per $1,000 of Initial Specified Amount

The charges described in this table may vary based upon one or more characteristics of the Policy, such as: factors including but not limited to Insureds’ Issue Ages, sex, and underwriting classifications, Initial Specified Amount, Target Premium, Policy Date, and Policy Year (see “Charges and Deductions — Monthly Policy Charges and Service Charges” for more details regarding each charge). Therefore, the charges shown in the table may not be representative of the charges a particular Owner may pay. Your Policy schedule pages will indicate the guaranteed maximum charge for each periodic charge under your Policy. In addition, where appropriate, all charges in the table expressed in dollars have been rounded to the nearest dollar and all amounts that would round to zero have been rounded to the nearest penny or less, as necessary. Unless otherwise noted, the charges in the table represent the monthly rate. Please request an illustration from your Financial Representative for personalized information, including the particular charges applicable to your Policy. (See “Illustrations.”)

The Cost of Insurance Charge will vary based on factors including but not limited to the Insureds’ Attained Ages, sex, underwriting classifications, underwriting amount, and Policy Year. The Cost of Insurance Charges shown in the table may not be representative of the rates a particular Owner may pay. The net amount at risk is equal to the Death Benefit minus the Policy Value.

The Maximum Charge for the Cost of Insurance Charge assumes that the Insureds have the following characteristics: one male and one female, Attained Age 120 of the younger Insured, both substandard underwriting classification. The Maximum Charge for the Cost of Insurance Charge shown may also apply to other combinations of Policy Year and Insured characteristics.

The Minimum Charge for the Cost of Insurance Charge assumes that the Policy is in the first Policy Year and that the Insureds have the following characteristics: both female, both Issue Age 20, both Premier Non-Tobacco classification. Charges applicable to other combinations of Policy Year and Insured characteristics may be the same as the charge shown for the Minimum Charge for the Cost of Insurance Charge.

The amount of the Cost of Insurance Charge is determined by multiplying the net amount at risk by the cost of insurance rate (see “Charges and Deductions”). The net amount at risk is the difference between the Death Benefit (or the Guaranteed Minimum Death Benefit) and the Policy Value. Generally, the cost of insurance rate will increase each Policy Year.

For purposes of this charge, the Contract Fund Value is as of the day previous to a Monthly Processing Date plus investment results and interest credited applicable for that Monthly Processing Date. This charge may vary based on the proportionate amount of Contract Fund Value in the NM Strength and Stability Account (see “The Fixed Option” in the Prospectus) and/or different rates may apply to amounts in the Divisions versus amounts in the NM Strength and Stability Account.
7
The Maximum Charge for the Administrative Charge assumes that the Insured has the following characteristics: both Issue Age 85, both Class 1 to 9 Non-Tobacco/Occasional Tobacco, Standard Plus Tobacco, and Class 1 to 7 Tobacco underwriting classification.
8
The Minimum Charge for the Administrative Charge assumes that the Insured has the following characteristics: both Issue Age 20, both Premier, Preferred, and Standard Plus Non-Tobacco and Premier and Preferred Tobacco underwriting classification.
9
For the Maximum Charge for the Specified Amount Charge, the Current Charge and the Guaranteed Maximum Charge assumes that the Insured has the following characteristics: both Issue Age 20-25, both Premier, Preferred, Standard Plus and Class 1 to 7 Tobacco underwriting classification.
10
The Minimum Charge for the Specified Amount Charge, the Current Charge and the Guaranteed Maximum Charge assumes that the Insured has the following characteristics: both Issue Age 85, both Premier, Preferred Non-Tobacco/Occasional Tobacco underwriting.
11
This charge is deducted from Contract Fund Value when there is Policy Debt and is intended to cover the costs associated with loans. This charge, that has a guaranteed maximum rate of 2%, encompasses any loan interest spread, which is the difference between the interest rate charged on policy loan amounts and the interest rate credited on amounts designated as collateral for the loan. The interest rates charged to loan amounts and credited to collateral are adjustable but are subject to a guaranteed maximum difference of 2%. When the insured is at or above Attained Age 100, the current Policy Debt Expense Charge is 0.00%. Please see “Policy Loans” in the Prospectus for more information regarding how the loan interest rate is calculated.
12
The current minimum Specified Amount is $250,000.
13
The Maximum Charge for the Underwriting and Issue Charge assumes that the Insureds have the following characteristics: both Issue Age 20, both Class 1 to 9 Non-Tobacco/Occasional Tobacco, Standard Plus Tobacco, and Class 1 to 7 Tobacco underwriting classification.
14
The Minimum Charge for the Underwriting and Issue Charge assumes that the Insureds have the following characteristics: both Issue Age 55-65, Premier, Preferred; and Standard Plus Non-Tobacco/Occasional Tobacco; Premier and Preferred Tobacco underwriting classification.
Annual Portfolio Operating Expenses
The table below shows the range (minimum and maximum) of total operating expenses charged by the Portfolios that you may pay periodically during the time you own your Policy . The table below is based on information as of December 31, 2024 and may change from year to year. A complete list of the Portfolios available under your Policy, including their annual expenses, may be found at the back of this document.

[To be updated by amendment.]
Survivorship Variable Universal Life Plus Prospectus

	Minimum	Maximum
Annual Portfolio Operating Expenses (expenses deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses as a percentage of average Portfolio assets)	[0.21%]	[2.21%]
Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement*	[0.20%]	[2.16%]
*
The “Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the minimum and maximum fees and expenses charged by all of the Portfolios after taking into account contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce Portfolio Operating Expenses.
For more information about voluntary fee waivers that may be in place, see the “Charges and Deductions” section.
Risks of the Policy
Policy for Long-Term Protection Your Policy is designed to serve your long-term life insurance protection need. It is not suitable for short-term life insurance protection nor for short-term investing. Surrender charges apply in the first 10 Policy Years and the value of your Policy and Life Insurance Benefit will be reduced if you withdraw money. In addition, short-term investment in the Policy may subject you to income taxes and tax penalties.
Investment Risk Policy amounts in the Divisions will fluctuate with the performance of the Portfolios you choose. Amounts you allocate among the Divisions may grow in value, decline in value, or grow less than you expect depending on the investment performance of the corresponding Portfolios. These assets are not guaranteed, and you can lose money. You may be required to pay more premiums than originally planned in order to keep the Policy in force.
A comprehensive discussion of the investment objectives and risks of each Portfolio may be found in each Portfolio’s prospectus. There is no assurance that any Portfolio will achieve its stated investment objective. The Policy is not designed for frequent or short-term trading.
Insurance Default Risk Because certain guarantees under the Policy are guaranteed by the Company’s General Account assets, the ability to make good on these guarantees depends on the financial strength and claims-paying ability of the Company. Therefore, guaranteed benefits outside of the Separate Account, including any available fixed options, are subject to the risk of default to the extent the Company is unable to satisfy some or all of these guarantees.
Policy Lapse Insufficient Premium Payments, poor investment results, withdrawals, unpaid loans, or loan interest may cause your Policy to lapse, meaning you will no longer have any life insurance coverage. If, on a Monthly Processing Date, the Cash Surrender Value (which takes into account any applicable surrender charge) is not enough to pay the Monthly Policy Charge, your Policy will enter a 61-day grace period. If your Policy enters a grace period, we will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may be reinstated within three years (or longer if required by state law) after it has lapsed, subject to certain conditions.
Policy Loan Risks A Policy loan, whether or not repaid, will affect the value of your Policy over time because the amounts borrowed do not participate in the investment performance of the Divisions; in addition, a charge is deducted from your Contract Fund Value each month while there is Policy Debt. The Life Insurance Benefit is reduced by the amount of any outstanding Policy Debt. If you surrender the Policy or allow it to lapse while Policy Debt is outstanding, the amount of Policy Debt is extinguished by applying the Policy Value to repay it. If the Policy Debt exceeds the cost basis in the contract, we are required to report the extinguishment to you and the IRS on an IRS Form 1099-R. Policy Debt reduces the Cash Surrender Value and increases the risk that your Policy will lapse.
Limitations on Access to Your Values Accessing your Policy’s value may have tax consequences. We will deduct a surrender charge if you surrender your Policy in the first ten Policy Years. Even if your Policy has value, it is possible that you will receive no Cash Surrender Value if you surrender the Policy in the first ten Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of your Policy in the near future. Even if you do not ask to surrender the Policy, surrender charges may play a role in determining whether the Policy will lapse, because surrender charges affect the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See “Policy Lapse” above. You may make withdrawals subject to limitations on the amount that may be withdrawn. (See “Withdrawals.”) A withdrawal will reduce the Contract Fund Value and Life Insurance Benefit. The minimum amount of a withdrawal is $250.

  Amounts allocated to the NM Strength and Stability Account cannot be transferred to the Divisions. As a result, you should carefully consider whether this option meets your investment needs.
Survivorship Variable Universal Life Plus Prospectus

Adverse Tax Consequences Our understanding of the principal tax considerations for the Policy under current tax law is set forth in this Prospectus. A surrender, loan, or withdrawal may have tax consequences. There are areas of some uncertainty under current law, and we do not address the likelihood of future changes in the law or interpretations thereof. Among other risks, your Policy may become a modified endowment contract. A modified endowment contract (“MEC”) is a life insurance contract that is taxed less favorably on lifetime distributions than other life insurance contracts because the contract is considered too investment oriented. Generally, a Policy may be classified as a MEC if cumulative premiums paid during a seven-pay period exceed a “seven-pay” limit defined in the Internal Revenue Code (“Code”). Distributions, including loans, from a Policy classified as a MEC are taxable to the extent of the gain in the Policy and may be subject to a 10% penalty tax if taken before the Owner attains age 59½. Moreover, excessive Policy loans could cause a Policy to terminate with insufficient value to pay the tax due upon termination. Death Benefit proceeds may be subject to state and/or inheritance taxes. (See “Tax Considerations.”)
Risk of an Increase in Current Fees and Expenses Certain insurance charges are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels, based on the Company’s emerging experience or future expectations, as determined in its sole discretion, with respect to, but not limited to, mortality, expenses, reinsurance costs, taxes, persistency, capital requirements, reserve requirements, and changes in applicable laws. Although some Funds may have expense limitation agreements, the operating expenses of the Portfolios are not guaranteed and may increase or decrease over time. If fees and expenses are increased, you may need to increase the amount and/or frequency of Premium Payments to keep the Policy in force.
Cybersecurity and Certain Business Continuity Risks The Company has administrative, technical and physical safeguards in place with respect to information security, nevertheless, our variable product business is potentially susceptible to operational and information security risks resulting from a cyber-attack as it is highly dependent upon the effective operation of our computer systems and those of our business partners. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, the Portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us and your Policy Value. For instance, cyber-attacks may interfere with our processing of contract transactions (including the processing of orders through our website, if available, or with the Portfolios), impact our ability to calculate values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the Portfolios invest, which may cause the Portfolios to lose value. The risk of cyber-attacks may be higher during periods of geopolitical turmoil (such as the Russian invasion of Ukraine and the responses by the United States and other governments). There can be no assurance that we or the Portfolios or our service providers will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.
Other disruptive events, including (but not limited to) natural or man-made disasters and public health crises or pandemics, may also adversely affect our ability to conduct business, including if our employees or the employees of intermediaries or other affiliated or third-party service providers are unable to perform their responsibilities as a result of any such event. Such disruptions to our business operations can interfere with issuance or our processing of transactions (including the processing of orders through our website or with the Portfolios), may interfere with our ability to receive, pickup and process mail and messages, impact our ability to calculate values, or cause other operational or system issues. Furthermore, these disruptions may persist even if our employees or the employees of intermediaries or other affiliate or third-party service providers are able to work remotely. These events may also impact the issuers of securities in which the Portfolios invest, which may cause the Portfolios to lose value. There can be no assurance that the Company, the Portfolios or our service providers will avoid losses affecting your Policy due to a disaster or other catastrophe.
Northwestern Mutual
[To be updated by amendment.]
The Northwestern Mutual Life Insurance Company is a mutual life insurance company organized by a special act of the Wisconsin Legislature in 1857. It is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Its total assets were over [$358 billion] as of December 31, 2024. The Home Office of Northwestern Mutual is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.
General Account assets are used to guarantee the payment of certain benefits under the Policy, including death benefits. To the extent that we are required to pay you amounts under these benefits that are in addition to assets in the Separate Account, such amounts will come from General Account assets. Thus, Owners must look to the strength of the Company and its General Account with regard to guarantees under the Policy. The General Account is exposed to the risks normally associated with the
Survivorship Variable Universal Life Plus Prospectus

operation of a life insurance company, including insurance pricing, asset liability management and interest rate risk, operational risks, and the investment risks of a portfolio of securities that consists largely, though not exclusively, of fixed-income securities. Some of the risks associated with such a portfolio include interest rate, option, liquidity, and credit risk. The financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the General Account investments. The assets in the General Account are subject to the claims of the Company’s general creditors.
The Separate Account
We established the Separate Account by action of our Trustees on March 22, 2006, in accordance with the provisions of Wisconsin insurance law. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). We own the assets in the Separate Account and we are obligated to pay all benefits due under the Policy. We may use the Separate Account to support other variable life insurance policies we issue. We have divided the Separate Account into Divisions, each of which invests in shares of one Portfolio of the Funds.
Subject to any applicable limitations, you may allocate the money you invest under your Policy among the Divisions and any available fixed option described elsewhere in this Prospectus. Each Division corresponds to one of the Portfolios of the Funds. Under Wisconsin law, Separate Account assets are held separate from our other assets and are not part of our General Account. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Division reflect that Division’s own investment performance and not the investment performance of our other assets. We may not use the Separate Account’s assets to pay any of our liabilities other than those arising from the Policies and any other variable life insurance Policies funded by the Separate Account. We may, however, use all of our assets (except those held in certain other separate accounts) to satisfy our obligations under your Policy.
Where permitted by law and subject to any required regulatory approvals or votes by Owners, we reserve the right to:
●
operate the Separate Account or a Division either as a unit investment trust or a management investment company under the 1940 Act, or in any other form permitted by law, if deemed by the Company to be in the best interest of Owners;
●
invest current and future assets of a Division in securities of another Portfolio as a substitute for shares of a Portfolio (or another share class of an existing Portfolio) already purchased or to be purchased;
●
register or deregister the Separate Account under the 1940 Act or change its classification under that Act;
●
create new separate accounts;
●
combine the Separate Account with any other separate account;
●
transfer cash from time to time between the General Account and the Separate Account as deemed necessary or appropriate and consistent with the terms of the Policy, including but not limited to transfers for the deduction of charges and in support of payment options;
●
on behalf of the Company, transfer assets of the Separate Account in excess of reserve requirements (only for accrued fees and charges or any seed capital) applicable to the Policies supported by the Separate Account to the General Account (assets remaining in the Separate Account necessary to fulfill its obligations under the Policy are not subject to claims against or losses in the General Account);
●
transfer the assets and liabilities of the Separate Account to another separate account;
●
add, delete or make changes to the securities and other assets held or purchased by the Separate Account;
●
terminate and/or liquidate the Separate Account;
●
restrict or eliminate any voting rights of Owners or other persons having voting rights as to the Separate Account; and
●
make any changes to the Separate Account to conform with, or required by any change in, federal tax law, the 1940 Act and regulations promulgated thereunder, or any other applicable federal or state laws.
In the event that we take any of these actions, we may make an appropriate endorsement of your Policy and take other actions necessary to comply with applicable law.
Survivorship Variable Universal Life Plus Prospectus

The Funds
A variety of investment options are made available under the Policy for the allocation. However, the Company does not endorse or recommend any particular option, nor does it provide investment advice. You are responsible for choosing your investment options and should make your choices based on your individual situation and risk tolerances. After making your initial allocation decisions, you should monitor your allocations and periodically review the options you select and the amounts allocated to each to ensure your selections continue to be appropriate. The amounts you invest in a particular Division are not guaranteed and, because both principal and any return on the investment are subject to market risk, you can lose money. The amounts invested in any fixed option (see “The Fixed Option” below) can earn interest for specified periods at rates we declare; the principal and interest rate for fixed amounts are guaranteed by the Company and are subject to the claims-paying ability of the Company.
The assets of each Division are invested in a corresponding Portfolio that is a series of one of the following mutual funds: Northwestern Mutual Series Fund, Inc.; Fidelity® Variable Insurance Products; Neuberger Berman Advisers Management Trust; Russell Investment Funds; and Credit Suisse Trust. The Separate Account buys shares of the Portfolios at their respective net asset values without sales charge. The Portfolios are available for investment only by separate accounts supporting variable insurance products and are not publicly traded. Their performance can differ substantially from publicly traded mutual funds with similar names. The specific Portfolios available under your Policy may change from time to time, and not all Portfolios in which assets of the Separate Account are invested may be available under your Policy. Your ability to invest in a Portfolio may be affected by the actions of such Portfolio, such as when a Portfolio closes.
There is no assurance that any of the Portfolios will achieve its stated objective(s). You can find more detailed information about the Portfolios, including its (i) name, (ii) investment objective(s), (iii) investment adviser, (iv) current expenses, and (v) performance, in Appendix A to this Prospectus. Each Portfolio has a prospectus that contains more detailed information about the Portfolio. Read the prospectuses for the Portfolios carefully before investing. You can find these documents online at www.nmprospectus.com, by calling (866) 464-3800 or by sending an email request to vavldocrequest@northwesternmutual.com. Note: A summary prospectus for a Portfolio contains information on its first page about how to obtain a copy of the full Portfolio statutory prospectus. You can also visit www.nmprospectus.com to obtain these documents.
Payments We Receive
The Policy makes available both proprietary and non-proprietary Portfolios. The Series Fund is a proprietary Fund that has been included in part because it is managed by a subsidiary of the Company. For non-proprietary Portfolios offered through this Policy, we consider during the selection process whether a Portfolio’s investment adviser or an affiliate will make payments to us or our affiliates. Other factors we consider during the selection process include asset class coverage, management style, sector coverage, the strength of the investment adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premiums and/or transfers if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Owners.
We do not provide any investment advice and do not recommend or endorse any particular Portfolio. You bear the risk of any decline in the assets allocated to the Divisions resulting from the performance of the Portfolios you have chosen.
Owners, through their indirect investment in the Portfolios, bear the costs of the investment advisory or management fees that the Portfolios pay to their respective investment advisors (see the Portfolios’ prospectuses for more information). As described above, an investment adviser of a Portfolio, or its affiliates, may make payments to the Company and/or certain of our affiliates. However, the amount of such payments is not determinative as to whether a Portfolio is available through the Policy. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. The amount of the compensation is based on a percentage of assets of the Portfolios attributable to the Policies and certain other variable insurance products that the Company issues. The percentages differ and some investment advisers (or other affiliates) may pay more than others. The percentages currently range up to 0.20%. These payments are made for various purposes, including payment of services incurred by the Company and/or its affiliates in promoting and marketing the Policies and Portfolios. The Company and its affiliates may profit from these payments.
While not currently the case, certain Portfolios available under the Policy may adopt a Distribution (and/or Shareholder Servicing) Plan under Rule 12b-1 of the 1940 Act, which is described in more detail in the Portfolios’ prospectuses. The payments, which may be up to 0.25%, would be deducted from assets of the Portfolios and are paid to our distributor, Northwestern Mutual Investment Services, LLC. These payments would decrease such Portfolio’s investment return. We would also consider the receipt of these payments generally to be a positive factor when selecting Portfolios.
Survivorship Variable Universal Life Plus Prospectus

Additionally, an investment adviser or sub-adviser of a Portfolio (or of an underlying fund in which a Portfolio invests) or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Policies and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the investment adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.
The Fixed Option (NM Strength and Stability Account)
The Policy allows you to allocate money to a fixed interest crediting option (the “NM Strength and Stability Account” or “SAS Account”) subject to certain restrictions as discussed below. The principal and interest credited to amounts in the SAS Account are guaranteed by the Company and are subject to the claims-paying ability of the Company. The effective date of a transfer or allocation to the SAS Account is determined in the same manner that the effective date for an investment in the Divisions of the Separate Account is determined (i.e., as of a Valuation Date). Please note that amounts in the SAS Account may not be transferred from the SAS Account to the Divisions. You should carefully consider whether the SAS Account is suitable for you in light of your investment objectives and liquidity needs. You should consult your Financial Representative.
The Company guarantees that amounts transferred or applied to the SAS Account will accrue interest daily at an effective annual rate the Company determines without regard to the investment experience of the General Account. The SAS Account represents the sum total of two separate balances, a Tier One balance and a Tier Two balance. The Tier One balance credits an annual guaranteed effective interest rate at least as high or higher than the Tier Two balance. Net Premiums, loan repayments, withdrawals, and transfers of amounts from the Divisions to the SAS Account that are allocated to the SAS Account are first applied to the Tier Two balance. Any Policy dividend directed to increase Contract Fund Value is applied directly to the Tier One balance (see “Other Policy Provisions – Dividends”). In addition, on the Policy Date and subsequent Monthly Processing Dates, the Company may transfer amounts from the Tier Two balance to the Tier One balance up to a specified percentage of the Tier Two balance determined by the Company. At no time will the annual effective interest rates be less than the guaranteed minimum annual effective interest rate of 1.50% for the Tier One balance and 1.25% for the Tier Two balance. For information about current declared annual effective interest rates in excess of the guaranteed minimums please contact your Financial Representative.
Interests in the SAS Account are not registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of those Acts. The disclosure regarding the SAS Account, however, is subject to certain generally-applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in this Prospectus.
Restrictions on Amounts in the SAS Account
In addition to any short-term trading or transfer restrictions, (see “Transfers” and “Short-Term and Excessive Trading,” respectively), if available under your Policy, there are restrictions on the timing and amounts that can be allocated or transferred to the SAS Account.
After the Initial Allocation Date (see “Allocating Premiums), there are restrictions on the timing and amounts that can be allocated as premium payments or transferred by the Owner to the SAS Account. While the following may not be representative of the precise restrictions applicable to your Policy, the current restrictions for a representative policy are as follows:
Survivorship Variable Universal Life Plus Prospectus

●
Limits on Amounts. No amount may be allocated or transferred into the SAS Account if such allocation or transfer would cause the sum of the amounts in the SAS Account to exceed the limits described in the Policy. For a representative insured (Issue age 35) those percentages are (please see the “Table of Policy Value Percentage Limits” in your Policy schedule pages for your exact limits):
Policy Year	Limit %
1	5%
2	5%
3	5%
4	5%
5	5%
6	6%
7	7%
8	8%
9	9%
10	10%
11	11%
12	12%
13	14%
14	16%
15	18%
16	20%

Policy Year	Limit %
17	22%
18	24%
19	26%
20	28%
21	30%
22	32%
23	34%
24	36%
25	38%
26	40%
27	42%
28	44%
29	46%
30	48%
31+	50%
●
Limit on Net Premiums. No Net Premium may be allocated to the SAS Account if such allocation would cause the sum of the Net Premiums allocated to the SAS Account to exceed the limit described in your Policy schedule pages, currently 50% of Net Premiums paid under the Policy;
●
Limit on Transfers. No transfer may be made to the SAS Account in a Policy Year if such transfer would cause the sum of the amounts transferred to the SAS Account in that Policy Year to exceed the limit described in your Policy schedule pages, currently 10% of the sum of allocations to the Divisions as of the most recent Policy Anniversary (0% in the Policy Year prior to your first Policy Anniversary – i.e., your first Policy Year); and
●
SAS Account Restriction. No amounts may be allocated or transferred to the SAS Account if the current declared annual effective interest rate for the Tier Two Balance is not greater than the minimum guaranteed annual effective interest rate for the Tier Two balance.
Any Net Premium or amount that you request to be allocated to the SAS Account that does not meet the above restrictions will be allocated to the other Divisions of the Separate Account based on your current allocation instructions. If your allocation instructions are not on file with us, the request will not be considered in Good Order and you or your Financial Representative will be contacted for further instructions. Transfer requests that violate these limits on transfers will generally not be considered in Good Order.
Survivorship Variable Universal Life Plus Prospectus

Information About the Policy
Purchasing a Policy
When you purchase your Policy, you enter into a contract with us. Your Policy, together with your Application (including all underwriting questionnaires or supplements) and any amendments, endorsements, riders and optional benefits, is the entire contract. To purchase a Policy, you must submit the Application and, in most cases (see “When Insurance Coverage Takes Effect” below), an initial Premium Payment, to us through a Northwestern Mutual Financial Representative. Generally, the Policy is available for Insureds between Issue Ages 20-85. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an Application if it does not meet our underwriting or administrative requirements or for any reason permitted by law.
Although we do not anticipate delays in our receipt and processing of Applications or Premium Payments, we may experience such delays to the extent Applications, underwriting information and Premium Payments to our Home Office are not received on a timely basis. Such delays could result in delays in the issuance of Policies and the allocation of Premium Payments under existing Policies.
Specified Amount
Your Policy’s initial amount of insurance coverage is its Initial Specified Amount. You selected the Initial Specified Amount when you apply for the Policy, subject to a minimum and our insurability and other underwriting requirements. The Specified Amount must be at least $250,000. We reserve the right to modify the minimum Specified Amount and underwriting requirements at any time.
You may change the Specified Amount while the Policy is in force, generally upon written request and subject to our approval. We will permit an increase only if, at the time requested, the insurance in force, as increased, is within our issue limits, our insurability requirements are met, and the increase request is received prior to the Policy Anniversary nearest the older Insured’s 85th birthday. We will not permit a decrease if such decrease results in a Specified Amount less than the minimum Specified Amount we would require for issuance of a new Policy at the time of the change. A change in the Specified Amount will be effective on a Monthly Processing Date, upon receipt of a written request in Good Order at our Home Office. If the request is received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the change in Specified Amount will be effective on that date. If the request is not received on a Monthly Processing Date, or on or after the close of trading on the NYSE on a Monthly Processing Date, the change in Specified Amount will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. We reserve the right to charge for more than one change to the Specified Amount in a Policy Year. We will deduct any such charge from the Contract Fund Value. (See “Charges and Expenses.”)
The insureds are assigned underwriting classifications which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting classifications, which may require a medical examination and is based on information provided in the application, which may include, among other things, financial information or the amount of insurance applied for. We may also, however, use other forms or methods of underwriting if we think it is appropriate. A modified underwriting process may be used to automate and expedite underwriting for qualified applicants. This process is based on our traditional underwriting criteria and may or may not use the same information as traditional medical underwriting. Under any of these underwriting methods, it is possible that applicants may be subject to higher rates or fees as a result of higher anticipated mortality experience over time.
When Insurance Coverage Takes Effect
Generally, we will accept the Policy Application and issue a Policy if we determine that the Insured meets our underwriting and administrative requirements. If a Premium Payment is paid with your Application, insurance coverage becomes effective (provided that the Insured is found to be insurable) on the Date of Issue, which is the last to occur of (1) the date the Application is signed, (2) the date of the medical history questionnaire, or (3) the date of the paramedical examination or medical examination, if required. If a Premium Payment is first made at the time of Policy delivery, there is no insurance coverage prior to Policy delivery.
Your Policy Date is the date we use to determine the Issue Age of the Insured, which is used to determine the cost of insurance rates. The Policy Date also is the date used to establish Policy Years. Generally, the Policy Date is the Date of Issue. However, with our approval and subject to state insurance law limitations, we may backdate your Policy Date up to six months or future date it up to 30 days from the Date of Issue under normal circumstances. Backdating may lower your cost of insurance rate, but you will be assessed Monthly Policy Charges retroactive to the Policy Date you select. Future dating is sometimes requested to
Survivorship Variable Universal Life Plus Prospectus

permit multiple insurance policies to have the same Monthly Processing Date to facilitate administration. We may future date your Policy Date up to 120 days if the Insured’s underwriting classification is different than requested on the Application. Modifying your Policy Date may require adjustments to your first Premium Payment relating to the Monthly Policy Charges for the period between the Date of Issue and the Policy Date and is subject to any current restrictions on available investment and/or fixed account options. Both the Date of Issue and the Policy Date may be found in your Policy schedule pages.
Right to Return Policy
You may generally return the Policy for a refund within 10 days for any reason or thirty (30) days for replacements (or for different periods as required by state law) after you receive it by returning the Policy to us at our Home Office or to your Financial Representative. Unless state law requires otherwise, the amount of your refund will equal the sum of (a) your Policy’s Contract Fund Value on the date we receive your returned Policy or a written cancellation request at our Home Office plus (b) any previously deducted Premium charges, Monthly Policy Charge and Service Charges. (See Appendix B for more information regarding the Right to Return rights in your state of issue.) In the event applicable state law requires us to return the full amount of your premium payment, we will do so. (See “Allocating Premiums” and “Initial Allocation Date” below for more information regarding your initial Premium Payment and how we apply it to the Separate Account.)
Ownership Rights
As the Owner of the Policy, you make the decisions about the Policy and Policy benefits while it is in force, without the consent of any beneficiary (unless otherwise specified by the Owner in the beneficiary designation in effect as filed with the Company). If the Policy has more than one Owner, decisions with respect to the Policy and its benefits may be exercised only with the consent and authorization of all Owners. Generally, only Owners are entitled to important information about the Policy. Other persons, such as beneficiaries or payors, are entitled to only limited information.
To transfer ownership of the Policy to another person, the Owner must provide us written notification of the transfer and must supply any required information about the new Owner in a manner acceptable to the Company. We will not be responsible to the new Owner for any payment or other action taken by us until the written notification of the transfer is received by us at our Home Office. The transfer of ownership will then be effective as of the date the transfer form was signed. We may require you to send the Policy to our Home Office for endorsement to reflect the transfer of ownership. If the Owner is not the surviving Insured, the Owner may name or change a successor Owner, who will become the new Owner upon the Owner’s death upon written notification similar in manner to transfers in ownership.
Modifying the Policy
Any Policy change that you request is subject to our then current insurability and processing requirements. Processing requirements may include, for example, completion of certain forms and satisfying certain evidentiary requirements.
If the Policy is changed or modified, we may make appropriate endorsements to the Policy, and we may require you to send your Policy to our Home Office for endorsement. Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by an officer of the Company. No agent or other person may bind us by waiving or changing any provision contained in the Policy.
Upon notice to you, we may modify the Policy:
●
to conform the Policy, our operations, or the Separate Account’s operations to the requirements of any law (including any regulation issued by a government agency) to which the Policy, the Company, or the Separate Account is subject;
●
to ensure continued qualification of the Policy as a life insurance contract under the federal tax laws; or
●
to reflect a change in the Separate Account’s operation.
Premium Payments
A minimum initial Premium Payment is required to put your Policy in force. No insurance will take effect until the minimum initial Premium Payment is made. The minimum initial Premium Payment is based on the Issue Age, underwriting classification and sex of the Insureds, and the Initial Specified Amount.
Although you must make sufficient Premium Payments to keep the Policy in force, there is no required schedule or amount of Premium Payments. Investment results of the Divisions to which your Net Premium is allocated will affect the Premium Payments you are required to make to keep your Policy in force. There are limits on your investments into the SAS Account (see “Restrictions on Amounts in the SAS Account”).
Survivorship Variable Universal Life Plus Prospectus

You may send Premium Payments to our Home Office or to a payment center designated by us. All payments must be made in U.S. Dollars payable through a U.S. financial institution. We accept Premium Payments by check or electronic funds transfer (“EFT”). We do not accept third-party checks at the Home Office as part of the initial Premium Payment. We generally will not accept cash, money orders, traveler’s checks or “starter” checks; however, in limited circumstances, we may accept some cash equivalents in accord with our anti-money laundering procedures. If you make a Premium Payment with a check or bank draft and, for whatever reason, it is later returned unpaid or uncollected, or if a Premium Payment by EFT is reversed, we reserve the right to reverse the transaction. We also reserve the right to recover any resulting losses incurred by us by withdrawing a sufficient amount of Policy Value.
We accept Premium Payments via our website if eligible. Electronic payments via our website must be made in accordance with our current procedures. However, we are not required to accept electronic payments, and we will not be responsible for losses resulting from transactions based on unauthorized electronic payments, provided we follow procedures reasonably designed to verify the authenticity of electronic payments. For more information on electronic payments see “Owner Inquiries.” We reserve the right to limit, modify, suspend or terminate the ability to make payments via our website at any time.
After the In Force Date (See “Allocating Premiums to the Separate Account” below), Net Premiums are placed in the Divisions and any available fixed option on the date we receive your Premium Payment in Good Order at our Home Office and are credited as of the date of receipt. Premiums received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. If your payment is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your payment to our then-current requirements. Although we do not anticipate delays in our receipt and processing premiums, we may experience such delays to the extent premiums are not received at our Home Office on a timely basis. Such delays could result in delays in the allocation of premiums. (See “Allocating Premiums.”)
You may not make any Premium Payments after the Policy Anniversary nearest the Insured’s 121st birthday. You may not make additional Premium Payments of less than $25. A Premium Payment that would either exceed cumulative premiums illustrated in the Application or increase the Policy’s Death Benefit more than it increases the Policy Value will be accepted only if: the insurance in force, as increased, will be within our issue limits; our insurability requirements are met; and the Premium Payment is received prior to the Policy Anniversary nearest the Insured’s 85th birthday.
We have the right to limit or refund a Premium Payment or make distributions from the Policy as necessary to continue to qualify the Policy as life insurance under federal tax law, including the classification of your Policy as a modified endowment contract. We may accept a premium at the direction of the Owner, however, even if it would cause the Policy to be classified as a modified endowment contract. (See “Tax Considerations.”) If we receive a Premium Payment before its due date in circumstances where allocating such Premium to your Policy could result in your Policy failing to qualify as life insurance or being classified as a modified endowment contract, or where the Premium Payment was intended to be applied as of its due date, depending on you or your Financial Representative’s instructions we may hold the Premium or partial Premium Payment in a non-interest bearing account until its due date, at which time we will allocate your payment to the Divisions or any available fixed option according to then-current allocation instructions. Excess payment amounts are applied once instructions are received in Good Order.
If there is Policy Debt, payments received at our Home Office, or to a payment center designated by us, will be treated as payments to reduce Policy Debt unless designated as Premium Payments. (See “Policy Loans.”)
If mandated under applicable law, we may be required to reject a Premium Payment. We may also be required to provide information about you and your account to government regulators.
Premium Limitations
A premium payment that would increase the Policy’s Death Benefit more than it increases the Policy Value will be accepted only if:
●
the insurance in force, as increased will be within the Company’s issue limits;
●
the Company’s insurability requirements are met; and
●
the premium payment is received prior to the Policy anniversary nearest the older Insured’s 85th birthday.
Notwithstanding the foregoing, a required minimum premium payable during the Policy Grace Period or a reinstatement premium payable after the Policy has terminated or lapsed (see "Termination and Reinstatement") will be accepted, provided that the Death Benefit Option is either Option A or Option B (if the Death Benefit Option is Option C, a change to Option A or Option B will be required).
Survivorship Variable Universal Life Plus Prospectus

Allocating Premiums
When you apply for a Policy, you must instruct us in the Application or supplement to the Application to allocate your Net Premium to one or more Divisions of the Separate Account and, if applicable, the NM Strength and Stability Account. Net Premiums are premiums less deductions from premiums, such as premium expense charges. (See “Charges and Deductions—
Premium Expense Charge.”) You may invest in up to 30 Divisions at a time.
If your initial Premium Payment is submitted with your Application, we will place the Premium Payment in our General Account, and the Net Premium will remain in our General Account until the In Force Date. We may credit the Net Premium with interest while it remains in the General Account. We may change the rate of interest we credit initial Net Premiums held in our General Account at any time and at our sole discretion, but the rate will not be less than 0%. For more information, please call (866) 464-3800. On the In Force Date, we will transfer and credit the initial Net Premium and accrued interest to the Government Money Market Division of the Separate Account except in certain limited circumstances (see “Initial Allocation Date” below). If the In Force Date is not a Valuation Date, then we will transfer and credit the initial Net Premium and accrued interest on the next Valuation Date. Short-term premium charges, for any term insurance coverage provided from the Issue Date to the Policy Date, are deducted from the initial Premium Payment if applicable.
If payment is not made with your Application, we will transfer and credit the initial Net Premium to the Government Money Market Division of the Separate Account on the Valuation Date we receive it in Good Order at our Home Office. If payments are received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date, they will be transferred and credited to the Government Money Market Division on that date. If the payment is received on or after the close of trading on a Valuation Date, or on a day other than a Valuation Date, they will be transferred and credited to the Government Money Market Division on the next Valuation Date. If your payment is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your payment to our then-current requirements.
The date on which we allocate your initial Net Premium among the Divisions the SAS Account in accordance with your instructions is referred to as the “Initial Allocation Date.” After the In Force Date and prior to the Initial Allocation Date, we transfer and credit Net Premiums to the Government Money Market Division of the Separate Account. The Initial Allocation Date is shown in the Policy schedule pages.
Initial Allocation Date Your Initial Allocation Date is determined by a series of rules.
●
First, if you have requested a Policy Date that is later than the date your Policy is approved, your Initial Allocation Date will not be earlier than the future Policy Date you requested.
●
Second, in states where the right to return policy law requires us to refund your entire initial Premium Payment, your Initial Allocation Date will be the latest of the day we receive your initial Premium Payment, the day after your right to return the Policy expires and the day we receive notice of delivery of your Policy.
●
Third, in states where the right to return policy law permits us to base your refund on the value of assets in the Divisions, if your initial Premium Payment is submitted with your Application and your Policy is issued as applied for, your Initial Allocation Date will be the In Force Date; if we issue your Policy other than as applied for, your Initial Allocation Date will be the day we receive notification of Policy delivery in the Home Office. If your initial Premium Payment is not submitted with your Application, your Initial Allocation Date will be the later of the day we receive notification of Policy delivery or the day we receive your initial Premium Payment.
The initial allocation instructions we receive from you will remain in effect for subsequent Net Premiums until we receive your request to change them. You may change your allocation for future Net Premiums at any time subject to the restrictions noted in this Prospectus. The change will be effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, we will continue to credit Net Premiums to your Policy according to the allocation instructions then in effect and either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request with our then-current requirements.
In order to take full advantage of these features, you should carefully consider, on a continuing basis, which options are best suited to your long-term investment needs. Investment returns from amounts allocated to the Divisions will vary with the investment performance of the Divisions and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Divisions. You should periodically review your allocation instructions in light of market conditions and your overall life insurance and financial objectives. Your Financial Representative may provide us with instructions on your behalf involving the allocation of amounts among available Divisions and/or the SAS Account, subject to our rules and requirements, including the restrictions on Transfers, Short Term Trading and other restrictions specific to the SAS Account noted in this Prospectus (see “Restrictions on Investments in the SAS Account”).
Survivorship Variable Universal Life Plus Prospectus

You may request allocation changes in writing (including via facsimile or, under limited circumstances, by email) or by calling Advanced Markets Operations at 1-866-464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with allocation changes on behalf of a Policy Owner subject to our current procedures, rules and requirements. You may also submit allocation instructions via the Internet at www.northwesternmutual.com (“Electronic Instructions”) in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. For more information see “Owner Inquiries.” Please note that we are not required to accept Electronic Instructions and we will not be responsible for losses resulting from transactions based on unauthorized Electronic Instructions, provided we follow procedures reasonably designed to verify the authenticity of Electronic Instructions. We reserve the right to limit, modify, suspend or terminate the ability to make requests via Electronic Instructions.
Determination of Values
The Contract Fund Value is the sum of amounts in the Divisions (also known as the Investment Account) and the SAS Account. At no time does the Contract Fund Value include Policy Debt. The Policy Value is the Contract Fund Value plus any Policy Debt. On the Policy Date, the Contract Fund Value is equal to the Net Premium less the Monthly Policy Charge. On any day after the Policy Date, the Contract Fund Value is equal to what it was on the previous Valuation Date plus any of these items applicable for the current Valuation Date:
●
any increase attributable to the portion of amounts in the Divisions that experience a positive rate of return for the current Valuation Period;
●
any increase due to interest credited to the portion of amounts in the SAS Account since the previous Valuation Period;
●
any additional Net Premium;
●
any loan repayment and accrued loan interest payment; and
●
any dividends directed to increase Contract Fund Value;
minus any of the following items applicable to the current Valuation Date:
●
any decrease attributable to the portion of amounts in the Divisions that experience a negative rate of return for the current Valuation Period;
●
the Monthly Policy Charge;
●
any Policy loans;
●
any withdrawals; and
●
any other applicable service fees or changes, reduction in Specified Amount and transfers.
Death Benefit
Life Insurance Benefit As long as your Policy is in force, we will pay the Life Insurance Benefit to your beneficiary or beneficiaries once we receive at our Home Office satisfactory proof of the second death, subject to the limitations stated in the Policy or imposed by law. No benefit is payable on the death of the first of the Insureds to die. We will pay the Life Insurance Benefit either in a lump sum or, at your option or the option of your beneficiary, by establishing a fixed Income Plan in the beneficiary’s name. (See “Other Benefits Available Under the Policy—Income Plans.”) Payments under these plans are from our General Account and are subject to the claims of our creditors. Owners must look to the financial strength of the Company and its General Account with regard to guarantees under the Policy.
The amount of the Life Insurance Benefit will be:
●
the Death Benefit; minus
●
the amount of any Policy Debt; minus
●
any Monthly Policy Charges due and unpaid if the second death occurs during the Policy Grace Period.
These amounts will be determined as of the date of the second death. Even though the Owner does not have the right to take any Policy loans or withdrawals after the date of the second death, any Policy loans or withdrawals that are taken after the date of the second death will be deducted from the Life Insurance Benefit.
We will pay the Life Insurance Benefit to the beneficiary if he or she survives the Insured and is alive on the date of payment. (See “Other Policy Provisions—Naming a Beneficiary.”) If no Income Plan is elected, we will pay interest on the Life Insurance Benefit from the date of the second death based on rates declared by the Company or as required by applicable state law. The investment performance of the Portfolios, as well as the charges and expenses under your Policy, may decrease your Death Benefit.
Survivorship Variable Universal Life Plus Prospectus

The Company will usually mail the proceeds of your Life Insurance Benefit within seven days after we receive all satisfactory proof of death at our Home Office. However, we may postpone payment after proof of death whenever the NYSE is closed or restricted (other than on customary weekend and holidays) or if the SEC permits such a delay by rule, order or declaration. During any such postponement, proceeds will be held in our General account and are subject to the claims of our creditors.
Death Benefit Options The Death Benefit before the Policy Anniversary nearest the younger Insured’s 121st birthday is determined by the Death Benefit option in effect at the time of the death of the second of the Insureds to die. The Death Benefit on and after the Policy Anniversary nearest the younger Insured’s 121st birthday will be equal to the Policy Value.
The Policy provides for three Death Benefit options:
●
Option A – the greater of the Specified Amount or the Minimum Death Benefit;
●
Option B – the greater of the Specified Amount plus Policy Value or the Minimum Death Benefit; or
●
Option C – the greater of the Specified Amount plus Cumulative Premiums minus Cumulative Withdrawals or the Minimum Death Benefit.
All three death benefit options may not be available in all states. We calculate the amount available under the applicable Death Benefit option as of the date of the second death. You must elect a Death Benefit option at issue or your application will be deemed not in Good Order, in which case either we or your Financial Representative may notify you in an effort to conform your application to our then-current requirements.
The option you choose on your Application will generally depend on whether you prefer an increasing Death Benefit or a larger Policy Value, but in each case the Death Benefit will be at least the Minimum Death Benefit required for your Policy to qualify as life insurance under the Code.
Death Benefit Option Changes
Subject to the approval of the Company and other Policy restrictions, the Owner may change the Death Benefit Option to Option A at any time and may change the Death Benefit Option to Option B or Option C at any time before the Policy anniversary nearest the older Insured's 85th birthday.
Minimum Death Benefit The Minimum Death Benefit is the amount required by federal tax law to maintain the Policy as a life insurance contract. Under any of the Death Benefit options, we will increase the Death Benefit if necessary to satisfy this requirement.
A Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes. You may choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. Both tests require the Policy’s Death Benefit to equal or exceed a defined relationship to, or multiple of, the Policy Value. You make the choice of testing methods when you purchase a Policy and it cannot be changed.
For the Guideline Premium/Cash Value Corridor Test the minimum multiples of Death Benefit to the Policy Value are shown in the following table.
Survivorship Variable Universal Life Plus Prospectus

Guideline Premium/Cash Value—Corridor Test Multiples
Attained Age of Younger Insured*	Policy Value %	Attained Age of Younger Insured*	Policy Value %
40 or under	250	61	128
41	243	62	126
42	236	63	124
43	229	64	122
44	222	65	120
45	215	66	119
46	209	67	118
47	203	68	117
48	197	69	116
49	191	70	116
50	185	71	113
51	178	72	111
52	171	73	109
53	164	74	107
54	157	75-90	105
55	150	91	104
56	146	92	103
57	142	93	102
58	138	94	101
59	134	95 or over	100
60	130
* Assumes the younger of the Insureds is the last to die whether or not he or she dies first
For the Cash Value Accumulation Test, the minimum multiples of Death Benefit to the Policy Value are calculated using net single premiums based on the Issue Age of both Insureds, the Policy’s underwriting classification and an interest rate that is the greater of the rate or rates guaranteed at issue under the Policy or the applicable accumulation test interest rate as defined in Internal Revenue Code section 7702 (currently 2%).
Generally, the Guideline Premium/Cash Value Corridor Test has lower minimum multiples than the Cash Value Accumulation Test. This means that, given the same Policy Value, the minimum Death Benefit permissible by federal income tax law may be greater under the Cash Value Accumulation test than under the Guideline Premium/Cash Value Corridor Test. The Guideline Premium/ Cash Value Corridor Test limits the amount of Premium Payment that may be paid in each Policy Year. Generally, the Cash Value Accumulation Test has no such annual limitation and, therefore, may allow more Premium Payments to be paid during the early Policy Years.
Changing Death Benefit Options You may change the Death Benefit option at any time while the Policy is in force, upon written request and subject to our approval. Death Benefit option changes are subject to our insurability requirements and issue limits. In addition, we will not permit a change if it is not allowed in your state or if it would result in either (i) your Policy being disqualified as a life insurance contract under federal tax law, or (ii) a Specified Amount less than the minimum Specified Amount we require for issuance of a new Policy at the time of the change. A Death Benefit option change may affect the Policy Value and Specified Amount. The Cost of Insurance Charge will increase if a change results in a larger net amount at risk. (See “Charges and Deductions – Monthly Policy Charges and Service Charges.”) A Death Benefit option change results in the same net amount at risk at the time of the change, but may result in a larger net amount at risk over time than had the change not occurred. For example, a change from Death Benefit Option A to Option B should result in moving from a net amount at risk that would decline over time (assuming increasing Policy Value) to a net amount at risk that would remain level over time. Changing the Death Benefit option may have tax consequences. (See “Tax Considerations.”)
If your request is received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, a change in the Death Benefit option will be effective on that date. If the written request is not received on a Monthly Processing Date, or is received on or after the close of trading on a Monthly Processing Date, it will be effective on the next Monthly Processing Date. We reserve the right to charge for a Death Benefit option change. (See “Charges and Deductions – Monthly Policy Charges and Service Charges.”)
Standard Benefits Available At No Charge
In addition to the standard death benefits associated with your Policy, other standard benefits may also be available to you. The following table(s) summarize information about those benefits. If applicable, information about the fees associated with each benefit included in the table may be found in the Fee and Expense Tables.
Survivorship Variable Universal Life Plus Prospectus

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Limitations/Restrictions
Income Plans	In lieu of a lump sum, the Death Benefit and surrender proceeds may be payable in a monthly (or less frequent) payments over a period of time	Standard	●Must be selected by Owner or the Direct or Contingent Beneficiary ●Payments are subject to fixed rates and not investment performance of the Portfolios
Exchange for a Fixed Benefit Policy	Allows you to exchange your Policy for a life insurance policy with benefits that do not vary with the investment experience of the underlying Portfolios	Standard	●Requires premium payments be paid ●There may be a cost associated with exchange ●Exchange may have tax consequences
Paid-up Insurance	Under certain conditions allows the Owner to change the Policy to a policy free of minimum premium payment obligations	Standard
●Must be selected
by Owner
●Election is
irrevocable
●Policy Debt and
charges continue
●When in force as
Paid-up insurance,
no additional
premium is allowed
on the Policy , your
Death Benefit
option will be
irrevocably
changed

Dollar Cost Averaging	On a monthly basis, automatically transfers a specific amount from the Government Money Market Division into the other Divisions you have selected	Standard	●Must be selected by Owner ●The SAS Account is not included in dollar cost averaging
Portfolio Rebalancing	Automatically rebalances the Divisions you select (either monthly, quarterly, semi-annually or annually) to maintain your chosen allocations among the Divisions	Standard	●Must be selected by Owner ●The SAS Account is not included in portfolio rebalancing
Survivorship Variable Universal Life Plus Prospectus

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Limitations/Restrictions
Asset Allocation Models	Allocation models are available that comprise a combination of Divisions representing various asset classes with various levels of risk tolerance	Standard
●Must be selected
by owner
●Only one model is
available at a time
●Models are “static”
which means the
percentage
allocations among
the Divisions under
a Model will not
change. Therefore
the Owner must
make an
affirmative election
to change models
●Available models
may change in the
future

Terminal Illness Benefit
If the surviving insured is eligible for a terminal
illness benefit, the company will pay a one-time
lump sum to the owner. The amount paid is the
requested death benefit less interest,
administration fees, loan adjustment and any
required premium due
		Standard	●The terminal illness benefit paid is less than the requested death benefit

Income Plans Upon the second death, if an Income Plan was not previously elected by you and in lieu of a lump sum or other payment agreed to by the Company, the beneficiary may elect to receive his or her share (or name and change beneficiaries – see “Other Policy Provisions – Naming a Beneficiary”) of the Life Insurance Benefit by either of the fixed Income Plan options noted below. Payments under a fixed Income Plan option are not affected by the investment performance of the Divisions after the date of surrender or the date of the second death. Nothing in this section shall be construed to otherwise contradict the order of payment of the Life Insurance Benefit as described in the Policy, designated by you or under applicable law.
Payments under fixed Income Plan options will be based on rates declared by the Company on the effective date of the Income Plan. The monthly income payment rates applicable to life Income Plans are based on interest rates applicable to amounts as of the date of the Second Death according to the Policy as well as additional interest at a rate of 10% annually beginning 31 calendar days after the latest of (a) proof of the date of death is received by the Company, (b) the Company has all the information it needs to determine liability and the appropriate payees, or (c) any legal impediments (e.g., court guardian or executor actions) are properly satisfied. There is no additional charge for electing an Income Plan option. We may offer additional Income Plans.
●
Single Life Income We will make monthly payments for the selected certain period. The options for the certain period are zero years (i.e., no certain period), ten years, or twenty years. If the payee lives longer than the certain period, payments will continue for his or her life. In cases where a ten or twenty year certain period is elected, if the payee dies before the end of the certain period, the balance of the certain period payments will be paid to the Income Plan beneficiaries your beneficiary designates. Where a certain period of zero years was elected and the Income Plan beneficiary dies before the first scheduled payment, then no payments will be paid.
●
Joint and Survivor Life Income We will make monthly payments for a 10-year certain period, and thereafter for as long as either of the individuals upon whose lives income payments are based is living. If both payees die before the end of the certain period, the balance of the certain period payments will be paid to the Income Plan beneficiaries or to beneficiaries your beneficiary designates.
In general, the monthly payments under a joint and survivor life Income Plan will be lower than, but may be payable for a longer period than, a single life Income Plan.
The Owner may elect an Income Plan for each beneficiary’s share of the Life Insurance Benefit before the second death.
An Owner may make or change Income Plan elections by contacting the Home Office or an authorized Financial Representative may provide us with an election on behalf of a Policy Owner subject to our current procedures, rules and requirements.
Survivorship Variable Universal Life Plus Prospectus

Subject to the Owner’s rights, and upon providing any information that we may require, a direct or contingent beneficiary may elect an Income Plan for his or her share of the Life Insurance Benefit and/or name his or her own beneficiary for the Income Plan value, if any, remaining on his or her death. If no such Income Plan beneficiary is named, then the Income Plan beneficiary for the remaining value, if any, shall be the estate of the deceased direct or contingent beneficiary. Income Plan beneficiaries may continue to receive payments of the remaining value under the terms of the Income Plan in effect on the death of the direct or contingent beneficiary.
Withdrawal The remaining value, if any, in an Income Plan may be withdrawn in a lump sum upon the death of all individuals upon whose lives income payments are based. The withdrawal value will be the present value of any unpaid payments for the remaining certain period. The present value will be based on the rate of interest used to determine the amount of the payments.
Limitations If a trust is named as a beneficiary and no qualified trustee claims the Life Insurance Benefit within one year after the claim is determined to be payable, payment of the Life Insurance Benefit will be paid as though the trust had not been named as beneficiary. The Company is not responsible for actions taken by the trustee and will not be charged with notice of any change of trustee unless written evidence of the change is received at the Home Office.
Payment Frequency Upon written request, we will make payments once every 3, 6, or 12 months instead of each month.
Example: John and Jane Doe were the owners and insureds of a survivorship variable universal life plus policy and had elected a single life income plan for a ten-year period certain. Upon their death, in lieu of paying life insurance proceeds from the policy to their beneficiary in a lump sum, the Company made reduced amounts of monthly payments to their beneficiary spread out over that time period while the remaining balance earned interest.
Exchange for a Fixed Benefit Policy Depending on your state of issue, we may allow you to exchange your Policy for a life insurance policy with benefits that do not vary with the investment experience of the Separate Account (“Fixed Benefit Policy”) at any time within the period allowed by your state provided premiums are paid. We reserve the right to require evidence of insurability. Depending on the timing and the individual circumstances surrounding the exchange, the Fixed Benefit Policy will be on the lives of the same Insureds and will have a Death Benefit at least as great as the initial Death Benefit of your Policy (assuming no decrease in Specified Amount prior to the exchange). The exchange may be subject to an equitable cash adjustment, which will recognize the investment performance of the Policy through the effective date of the exchange and may have tax consequences. An exchange will be effective when we receive a proper written request, as well as the Policy, and any amount due on the exchange.
In addition, you may exchange a Policy for a Fixed Benefit Policy if, at any time, a Fund changes its investment adviser, if there is a material change in the investment policies of a Portfolio that was approved by Owners, or the Portfolio is substituted for another portfolio (see “Other Policy Transactions-Substitution of Portfolio Shares and Other Changes”). There may be a cost associated with the exchange. You will be given notice of any such change and will have 60 days to make the exchange.
Example: John and Jane Doe are the owners and insureds of a survivorship variable universal life plus policy. Six months after the policy is issued, they decide they would rather own a policy that is not subject to the investment experience of the underlying portfolios in which the separate account divisions that support their policy invest, and would rather own a policy that earns a fixed rate of interest. Subject to the Company’s requirements, they have up to six more months to exchange their policy for a fixed policy without the Company requiring evidence of insurability.
Paid-up Insurance Upon written request to the Company, you may change your Policy to Paid-up insurance. Your election to convert to Paid-up insurance is irrevocable. To convert your Policy, the Cash Surrender Value must be at least $1,000 and the Policy must have been in force for a minimum period of time shown on the Policy Schedule Pages. See Appendix B for more information about whether your state of issue affects the availability of Paid-up insurance.
If the request is received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the effective date of change to Paid-Up insurance will be that date. If the request is not received on a Monthly Processing Date, or on or after the close of trading on the NYSE on a Monthly Processing Date, the change will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.
On the date the Policy is changed to Paid-Up insurance, we deduct any applicable surrender charge and we transfer the Contract Fund Value to the Company’s General Account. Any outstanding Policy Debt continues. The Specified Amount will be changed to the Paid-up Specified Amount. The Paid-up Specified Amount is calculated as the Policy Value (after deducting the surrender charge and any withdrawals as of the date of the change) divided by the factor for the Paid-up insurance option shown on the Policy schedule pages. The Death Benefit option will be changed to Option A. The definition of life insurance will be changed to the Cash Value Accumulation Test (see “Death Benefit – Minimum Death Benefit” for more information).
Survivorship Variable Universal Life Plus Prospectus

After the transfer, the Policy Value will equal the Contract Fund Value plus any Policy Debt except that Policy Value (excluding loans) will not be less than the Paid-Up Specified Amount multiplied by the factor for the Paid-up insurance shown on the Policy schedule pages (“Guaranteed Minimum Paid-Up Policy Value”).
When the Policy is in force as Paid-up insurance, you will not be permitted to make additional Premium Payments, change Death Benefit options or the Specified Amount. Subject to certain restrictions, you are permitted to make withdrawals and loan repayments and take out additional loans. Loans and withdrawals reduce the Contract Fund Value and may increase the chance the Policy will terminate without value. A withdrawal can be requested by the Owner (see “Surrender and Withdrawals of Policy Value”) or may be the result of a return of a portion of Premium Payments that is necessary for the Policy to qualify as life insurance (see “Tax Considerations”). Withdrawals may reduce the Paid-up Specified Amount.
The Contract Fund Value will earn interest at an annual effective rate determined by the Company that may change no more frequently than once a year and at no time will the annual effective interest rate be less than the minimum Paid-up Minimum Guaranteed Annual Effective Interest Rate shown in the Policy schedule pages. On any day after the effective date, the Contract Fund Value is equal to the Contract Fund Value at the end of the previous day plus any of the following items applicable for the current day:
●
Interest on the Contract Fund Value;
●
any loan repayment and accrued loan interest payment made; and
●
any Policy dividend directed to increase the Policy Value;
minus any of the following items applicable to the Contract Fund Value for the current day:
●
a Monthly Policy Charge;
●
Policy loans;
●
withdrawals; and
●
service charges.
When the Policy is in force as Paid-Up insurance, the Monthly Policy Charge consists of the Monthly Policy Debt Expense Charge and the Monthly Cost of Insurance Charge. These charges may be reduced in order to ensure the Policy Value is not less than the Guaranteed Minimum Paid-Up Policy Value.
Example: John and Jane Doe are the owners and insureds of a survivorship variable universal life plus policy that has been in force for three years. Their policy has the following characteristics as of a monthly processing date:
Cash Surrender Value = $200,000
Specified Amount = $500,000
Factor for Paid-up Option in the current policy month (from the policy schedule pages) = 0.8
John and Jane decide they would rather own a paid-up policy that will earn a fixed rate of interest and will not require additional premium payments. Because their policy has the required minimum amount of cash surrender value and has been in force long enough, they are able to convert their policy to a paid-up policy. Their new policy’s specified amount of their death benefit will be reduced to their policy value divided by the factor set form in their policy at issue, in this case reducing their specified amount from $500,000 to $250,000 (i.e., $200,000 / 0.8 = $250,000).
Dollar-Cost Averaging With Dollar-Cost Averaging (“DCA”), you can arrange to have a designated amount of money (either a fixed dollar amount or a fractional amount) automatically transferred monthly in allowable amounts from the Government Money Market Division into other Division(s) you have chosen. Transfers will end either when the amount in the Government Money Market Division is depleted or when you submit a request to our Home Office to stop such transfers, whichever is earlier. You may request changes in writing (including via facsimile or, under limited circumstances, by email) or by calling (866) 464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with rebalancing requests on behalf of a Policy Owner subject to our current procedures, rules and requirements. You may also submit changes via the Internet at www.northwesternmutual.com (“Electronic Instructions”) in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. There is no charge for DCA. We reserve the right to modify or terminate the DCA Plan at any time.
DCA does not ensure a profit or protect against loss in a declining market. Carefully consider your willingness to continue Premium Payments during periods of declining markets. You should consult your Financial Representative before deciding whether to elect DCA.
Portfolio Rebalancing Over time, portfolio rebalancing helps you maintain your allocations among the Divisions. If you elect portfolio rebalancing, amounts invested in the Divisions are periodically rebalanced in accordance with our procedures, to return your allocation to the percentages you specify. Portfolio rebalancing may reduce amounts allocated to better performing Divisions. Please note that the SAS Account is not included in portfolio rebalancing.
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You may choose to rebalance monthly, quarterly, semi-annually or annually. We do not charge a transfer fee for portfolio rebalancing. Subject to any limitations imposed by our short-term and excessive trading policies and procedures, you may elect portfolio rebalancing and modify or terminate your election at any time by submitting a request to our Home Office. You may request changes in writing (including via facsimile or, under limited circumstances, by email) or by calling (866) 464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with rebalancing requests on behalf of a Policy Owner subject to our current procedures, rules and requirements. You may also submit changes via the Internet at www.northwesternmutual.com (“Electronic Instructions”) in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. If you make transfers through our website, your portfolio rebalancing will end and you will need to make a new election if you want portfolio rebalancing to continue. We may modify, limit, suspend, or discontinue this feature at any time.
Asset Allocation Models The Company currently makes available allocation models at no extra charge for amounts invested in the Divisions. An Owner can select only one model at a time. Each of the four models currently available (Moderately Conservative, Balanced, Aggressive, Very Aggressive) is comprised of a combination of Divisions that hold Portfolios representing various asset classes with various levels of risk tolerance. Generally, the four models can be characterized as follows:
Moderately Conservative
This combination of Divisions has Portfolios that generally invest in fixed income securities and a mix of equity securities with a majority emphasis on fixed income investments in order to preserve
principal, provide liquidity and income and to seek modest growth.

Balanced
This combination of Divisions has Portfolios that generally invest in a mix of fixed income and equity securities in order to preserve principal and pursue sustained long-term growth without the
volatility of high-risk investments.

Aggressive
This combination of Divisions has Portfolios that generally invest in a mix of equity securities and some fixed income securities in order to primarily pursue long-term growth while willing to accept the volatility associated with high-risk investments.

Very Aggressive
This combination of Divisions has Portfolios that invest in almost entirely in a variety of equity securities in order to achieve higher potential growth while assuming the risks and higher volatility associated with these securities.

An Owner may only select a model which is currently available. Any investment allocations outside of an Owner’s original model must be made by the Owner, and will not be made by the Company. The Company does not provide investment advice regarding whether a model should be revised or whether it remains appropriate to invest in accordance with any particular model due to performance, a change in an Owner’s investment needs or for other reasons. If an Owner wishes to remove Portfolios from an Owner’s model and/or change allocations to a current model, the Owner may do so by notifying us in writing, contacting their Financial Representative or by calling Advanced Markets Operations at (866) 464-3800. There will be no automatic rebalancing to these models unless the Owner chooses the automatic rebalancing option. Please note that investment in a model does not eliminate the risk of loss and it does not protect against losses in a declining market. An Owner should contact their Financial Representative for more information about available allocation models (including the specific asset mixes of available models) and whether investment in a model is appropriate for them. Models may not be available for Policies with allocated amounts to the SAS Account.
Available models may change from time to time, but you must make an affirmative election to change models. The Company reserves the right to modify, suspend, or terminate any asset allocation model at any time without affecting an Owner’s current allocation, except in limited circumstances involving a Substitution or the elimination of a Portfolio as an investment option under the Policy (see “Substitution of Portfolio Shares and Other Changes” below for more information regarding the substitution of a Portfolio) or the elimination of a Portfolio as an investment option under the Policy pursuant to other applicable SEC regulatory guidance. In that case, allocations in a Portfolio within a model (Original Portfolio) will be transferred to a different Portfolio if the Original Portfolio becomes no longer available (e.g., a substitution, merger, or liquidation), in which case the Company will send written notice in advance of such event. If an Owner is invested in a model that is no longer offered and initiates a change outside of the original model allocations, the Owner will not be able to select the original model (see “Transfers” above for more information about how to change portfolio allocations).
Please note that investment according to an allocation model may result in an increase in assets allocated to Portfolios managed by an investment adviser affiliated with the Company, and therefore a corresponding increase in Portfolio management fees collected by such adviser and may present a conflict of interest.
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Surrender and Withdrawals
Surrender You may surrender your Policy for the Cash Surrender Value at any time while either Insured is alive and the Policy is in force. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with surrender instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. The Cash Surrender Value will change daily in response to the investment performance of the Divisions in which you are invested. We determine the Cash Surrender Value on the date your request for surrender is effective. Requests for surrenders will be effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative may notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.
We do not guarantee any minimum Cash Surrender Value. We may require you to return your Policy to our Home Office when you request a surrender of the Policy. We will pay surrender proceeds in a lump sum or under an Income Plan option you select. (See “Other Benefits Available Under the Policy—Income Plans.”) A surrender charge will apply to surrenders during the first ten Policy Years (see “Charges and Deductions”) and a surrender may have tax consequences (see “Tax Considerations.”)
Withdrawals Upon written request received at our Home Office at any time while either Insured is alive and the Policy is in force, you may make a withdrawal from your Policy Value, subject to the Company’s right to assess a charge in an amount up to $25 per withdrawal (currently waived). Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with withdrawal instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. You may make no more than four withdrawals in a Policy Year. Each withdrawal must be at least $250, and you may not withdraw an amount that would:
●
reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt;
●
for a Policy with Death Benefit Option A, withdraw an amount which would reduce the Specified Amount to less than the minimum Specified Amount required for issuance of a Policy at the time of withdrawal, unless this Policy is in force under Paid up insurance (see “Other Benefits Available Under the Policy – Paid-up Insurance”); or
●
reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge and any applicable service charge.
A withdrawal may also have tax consequences. (See “Tax Considerations.”) A withdrawal may also decrease the Specified Amount used to determine the Death Benefit. Specifically, unless the policy is in force under Paid-up insurance; if Death Benefit Option A is in effect at the time of withdrawal, the Specified Amount will be reduced by the excess, if any, of the Specified Amount over the result of (a) divided by (b) where:
(a)
is the Policy Value immediately prior to the withdrawal; and
(b)
is the Specified Amount divided by the Minimum Death Benefit Percentage (shown in the Policy schedule pages) applicable at the time of the withdrawal.
Written requests for withdrawals will be processed and effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative may notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. On the Valuation Date on which a withdrawal from the Policy Value is effective, Contract Fund Value will be reduced by the amount of the withdrawal and any applicable charges. The amount of the withdrawal must be allocated first among the Divisions in proportion to the amounts in each Division, with any excess amount allocated to amounts in the SAS Account (first from the Tier Two Balance, then the Tier One Balance.
Policy Loans
At any time while either Insured is alive and the Policy is in force, you may submit a request for a loan that is secured by the Policy Value. The loan must be in an amount that, when added to the existing Policy Debt, is not greater than your Loan Value. You may increase the risk that your Policy will lapse (terminate with no value) if you take a loan. A Policy loan or unpaid interest may have tax consequences. (See “Tax Considerations.”) Loan requests can be made in writing (including via facsimile or, under limited circumstances, by email). Eligible Owners may also submit loan requests by calling Advanced Markets Operations at 1-866-464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with policy loan instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. They will be processed
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based on the date and time they are received in the Home Office. Requests will be effective on the Valuation Date or on the next date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.
We charge interest on Policy loan amounts. We also credit you with interest on amounts we set aside as collateral for those amounts. The loan rates are adjustable. The annual loan interest rate (Annual Market Loan Rate on Policy Loans) applied to loan amounts is set by the Company every January 1st. The maximum rate shall not exceed the greater of the minimum guaranteed annual effective interest rate for the SAS Account Tier One Balance plus 1% (or 2.5%) or the Moody's Corporate Bond Yield Averages-Monthly Average Corporates rate for the immediately preceding October (or substantially similar average established by the insurance supervisory official of the state of issue). The Company will not change the rate unless the maximum rate of interest is 0.5% or more above or below the then-current loan interest rate. The Company will give notice of the initial loan interest rate in effect at the time a Policy loan is made and if there is a change in loan interest rate no later than 30 days before the January 1st on which the change takes effect. Your state of issue may provide for a maximum guaranteed rate (see Appendix B for more details). This Policy will not terminate during a Policy Year as the sole result of an increase in the loan interest rate during such Policy Year.
Interest is due and payable on each Policy Anniversary. If interest is not paid when due, we will add accrued and unpaid interest to the principal loan balance, which consists of outstanding loans and interest added to principal. Policy Debt reduces the Cash Surrender Value and may cause the Policy to lapse. (See “Termination and Reinstatement.”)
As collateral for a Policy loan, the Company will take an amount equal to the loan from the Separate Account Divisions in proportion to the amounts in the Divisions first, with any excess deducted from the SAS Account (first from the Tier One Balance, then the Tier Two Balance). Borrowed amounts from the Divisions will not participate in the Separate Account’s investment results while the loan is outstanding. We will also deduct a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. The Monthly Policy Debt Expense Charge is included in the Monthly Policy Charge. (See “Charges and Deductions—Monthly Policy Charges and Service Charges.”) A Policy loan, even if you repay it, may have a permanent effect on the Policy Value, Contract Fund Value, the Cash Surrender Value, and the Death Benefit because loan amounts from the Divisions do not participate in the Separate Account’s investment results while the loan is outstanding. We deduct any Policy Debt from the Policy Value upon surrender and from the Life Insurance Benefit payable on the second death.
You may repay a Policy loan, including any accrued interest outstanding, in whole or in part, at any time while the Insured is alive and the Policy is in force. Upon each such payment, we will transfer an amount equal to the payment amount from our General Account first to the SAS Account Tier Two Balance, if any collateral was taken out of the SAS Account. Any payment made in excess of the collateral taken from the SAS Account will be applied to the Divisions of the Separate Account and/or SAS Account in accordance with the Premium Payment allocation instructions then in effect. We will credit those payments when we receive them in our Home Office. If we receive your payment before the close of trading on the NYSE on a Valuation Date, we will process your payment as of that Valuation Date. If we receive your payment on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, we will process your payment as of the next Valuation Date. Loan repayments are not subject to transaction fees.
If there is Policy Debt, payments received at our Home Office will be treated as payments to reduce Policy Debt unless designated as Premium Payments.
Termination and Reinstatement
If the Cash Surrender Value is less than the Monthly Policy Charge on any Monthly Processing Date, your Policy will enter into the Policy Grace Period, a 61-day period. At the end of the Policy Grace Period, the Policy will terminate (or lapse) with no value and your life insurance coverage will end, unless you submit a payment to keep the Policy in force. The Policy Grace Period begins on the date that we send you a notice. The notice will indicate the minimum payment amount required to keep the Policy in force and the date by which you must make the payment. The payment must equal an amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and premium to cover Monthly Policy Charges for three months. Upon receipt of the payment, we will allocate the Net Premium, to the Divisions and/or the SAS Account, based on your allocation instructions then in effect subject to any applicable restrictions. We will also deduct any accumulated due and unpaid Monthly Policy Charges. Payments received in Good Order at our Home Office before the close of trading (typically 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received after the close of trading on a Valuation Date, or on a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. If your payment is not in Good Order, either we or your
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Financial Representative will notify you in writing, by telephone or by email in an effort to conform your payment to our then-current requirements. If the second death occurs during the Policy Grace Period, we will deduct any Monthly Policy Charges due and unpaid from the Life Insurance Benefit.
After your Policy has terminated, you may reinstate it within three years (or longer if required under state law) following the termination date, subject to our approval, and satisfaction of our current underwriting requirements and provided you make at least the minimum payment (see above). The Policy may not be reinstated if either of the Insureds dies after the end of the Policy Grace Period. To reinstate the Policy, you must make a payment equal to an amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and premium to cover Monthly Policy Charges for three months. If we approve the Application for reinstatement, and the Application was received in Good Order at our Home Office before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Monthly Processing Date, the effective date of the reinstated Policy will be that date. If the Application is not received on a Monthly Processing Date, or was received on or after the close of trading on the NYSE on a Monthly Processing Date, the reinstated Policy will be effective on the next Monthly Processing Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. Any Policy Debt that was outstanding when the Policy terminated will also be reinstated.
On the effective date of the reinstatement, the Policy Value will be equal to the sum of:
●
the Net Premium paid upon reinstatement; and
●
any Policy Debt on the termination date;
minus the sum of:
●
all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period; and
●
the Monthly Policy Charge due on the reinstatement effective date.
Please note that Net Premium paid upon reinstatement will not include any interest from the date of the lapse.
Upon reinstatement, your Policy Date will not change and your Death Benefit option will remain the same as of the date of the lapse. Your Cash Surrender Value will equal the new Policy Value (see above) minus any Policy Debt. Therefore, fees and charges that vary by Policy year will take into account the period of time your Policy was terminated. If a surrender charge was assessed at the time of lapse, the Policy Value when a Policy is reinstated will include a credit for such surrender charge.. The same surrender charge schedule in your Policy will apply upon reinstatement. On the later of the effective date of the reinstatement or the date we approve the Application for reinstatement, we will allocate the Policy Value less any Policy Debt among the Separate Account Divisions and/or SAS Account based on the allocation instructions then in effect, if such date is a Valuation Date. If such date is not a Valuation Date, then we will allocate this amount on the next Valuation Date.
For a discussion of the tax effects associated with termination and reinstatement of a Policy, see “Tax Considerations.”
Other Policy Transactions
Transfers Subject to the limitations on short-term and excessive trading discussed below, you may transfer between and among the Divisions and/or any available fixed options so long as you are invested in no more than 30 Divisions at a time. Currently, transfer requests involving the SAS Account are subject to special restrictions (see “Restrictions on Amounts in the SAS Account”).
Transfer requests will be effective on the Valuation Date on or next following the date we receive your request in Good Order at our Home Office. Requests received before the close of trading (typically, 4:00 p.m. Eastern Time) on the NYSE on a Valuation Date are deemed to be received and effective on that Valuation Date. If received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, requests are deemed to be received and effective on the next Valuation Date. If your request is not in Good Order, either we or your Financial Representative will notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements.
In order to take full advantage of these features, you should carefully consider, on a continuing basis, which options are best suited to your long-term investment needs. Although no fee is currently charged, we reserve the right where allowed by state law to charge a transfer fee of $25. We would deduct this charge from Contract Fund Value. See “Charges and Deductions” for more information. In addition, certain Portfolios in which the Divisions invest may impose redemption fees. These fees are described in the Portfolios’ prospectuses. Your Financial Representative may provide us with instructions on your behalf involving the transfer, subject to our rules and requirements, including the restrictions on short-term and excessive trading discussed below.
You may request transfers in writing (including via facsimile or, under limited circumstances, by email) or by calling Advanced Markets Operations at (866) 464-3800. Where allowable by applicable law, a Policy Owner’s Financial Representative may provide us with transfer instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. You
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may also submit transfer instructions via the Internet at www.northwesternmutual.com in accordance with our then-current Internet procedures provided you have properly authorized us to accept Electronic Instructions in advance of your request. For more information see “Owner Inquiries.” Please note that we are not required to accept Electronic Instructions and we will not be responsible for losses resulting from transactions based on unauthorized Electronic Instructions, provided we follow procedures reasonably designed to verify the authenticity of Electronic Instructions. We reserve the right to limit, modify, suspend or terminate the ability to make transfers via Electronic Instructions.
Short-Term and Excessive Trading Short-term and excessive trading (sometimes referred to as “market timing”) may present risks to a Portfolio’s long-term investors, such as Owners and other persons who may have material rights under the Policy (e.g., beneficiaries), because it can, among other things, disrupt Portfolio investment strategies, increase Portfolio transaction and administrative costs, require higher than normal levels of cash reserves to fund unusually large or unexpected redemptions, and adversely affect investment performance. These risks may be greater for Portfolios that invest in securities that may be more vulnerable to arbitrage trading including foreign securities and thinly traded securities, such as small cap stocks and non-investment grade bonds. These types of trading activities also may dilute the value of long-term investors’ interests in a Portfolio if it calculates its net asset value using closing prices that are no longer accurate. Accordingly, we discourage market timing activities.
To deter short-term and excessive trading, we have adopted and implemented policies and procedures which are designed to control abusive trading practices. We seek to apply these policies and procedures uniformly to all Owners, except to the extent we are prevented from doing so under applicable state or federal law or regulation. Any exceptions must be either expressly permitted by our policies and procedures or subject to an approval process described in them. Because exceptions are permitted, it is possible that investors may be treated differently and, as a result, some may be allowed to engage in trading activity that might be viewed as market timing.
Among the steps we have taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including the prohibition of more than twelve transfers among Divisions under a single Policy during a Policy Year. Multiple transfers with the same effective date made by the same Owner will be counted as a single transfer for purposes of applying the twelve transfer limitation. Further, a Policy Owner who is identified as having made a transfer in and out of the same Division, excluding the Government Money Market Division, (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers if a total of three round trips are made within that same Policy Year or two round trip transfers are made within any subsequent year. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. An Owner who is identified as having made one round trip transfer within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division, excluding the Government Money Market Division and the Divisions corresponding to the Portfolios of the Russell Investment Funds LifePoints® Variable Target Portfolio Series, will be restricted from making additional transfers if a total of two round trips are made within that same Policy Year or one round trip transfer is made within any subsequent year. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. Unless we believe your trading behavior to be inconsistent with these short-term and excessive trading policies, these limitations will not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, initial allocations or changes in future allocations, to the extent these features are available under your Policy. Once a Policy is restricted, we will allow one additional transfer into the Government Money Market Division until the next Policy Anniversary. Additionally, in accordance with our procedures, we may modify some of these limitations to allow for transfers that would not count against the total transfer limit but only as necessary to alleviate any potential hardships to Owners (e.g., in situations involving a substitution of an underlying fund).
Policies such as this (or other Policies supported by the Separate Account) may be purchased by a corporation or other entity as a means to informally fund the liabilities created by the entity’s employee benefit or similar plan. These Policies may be aggregately managed to match liabilities under such plans. Policies sold under these circumstances may be subject to special transfer restrictions. Namely, transactions involving portfolio rebalancing programs may be exempt from the twelve transfers per Policy year limitation where: (1) the purpose of the portfolio rebalancing program is to match the Policy to the entity’s employee benefit or similar plan; (2) the portfolio rebalancing program adequately protects against short-term or excessive trading; and (3) the portfolio rebalancing program is managed by a third party administrator that meets our requirements. We reserve the right to monitor or limit transactions involving portfolio rebalancing programs where we believe such transactions may be potentially harmful to a Portfolio.
We may change these policies and procedures from time to time in our sole discretion without notice; provided, however, Owners will be given advance, written notice if the policies and procedures are revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies may be different from our policies and procedures, and may be more or less restrictive. As the Funds may accept purchase payments from other investors, including other insurance company separate accounts on behalf of their variable product customers and retirement plans, we cannot guarantee that the Funds will not be harmed by any abusive market timing activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. The Funds’ policies and procedures may provide for the imposition of a redemption fee and may require us to provide
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transaction information to the Fund (including an Owner’s tax identification number) and to restrict or prohibit transfers and other transactions that involve the purchase of shares of a Portfolio. In the event a Fund instructs us to restrict or prohibit transfers or other transactions involving shares of a Portfolio, you may not be able to make additional purchases in a Division until the restriction or prohibition ends. If you submit a request that includes a purchase or transfer into such a restricted Division, we will consider the request “not in Good Order” and it will not be processed. You may, however, submit a new transfer request.
If we believe your trading activity is in violation of, or inconsistent with, our policies and procedures or otherwise is potentially disruptive to the interests of other investors, you may be asked to stop such activities and future investments, and allocations or transfers by you may be rejected without prior notice. Because we retain discretion to determine what action is appropriate in a given situation, investors may be treated differently and some may be allowed to engage in activities that might be viewed as market timing.
We intend to monitor events and the effectiveness of our policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, we may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on our ability to impose restrictions on the trading practices of Owners.
Substitution of Portfolio Shares and Other Changes When permitted by law and subject to any required regulatory approvals, we reserve the right to eliminate a Portfolio and to substitute another Portfolio or mutual fund for such Portfolio (or substitute a class of shares of an existing Portfolio for a different class of the same Portfolio) if the shares of the Portfolio are no longer available for investment or, in our judgment, further investment in the shares of the Portfolio is no longer appropriate.
Charges and Deductions
Premium Expense Charges We deduct a charge of 2.00% from each Premium Payment for state premium taxes that we incur (Premium Tax Charge). Premium taxes vary from state to state, and some jurisdictions within a state may charge an additional premium tax in certain circumstances. We charge 2.00% regardless of the state (or other jurisdiction) in which you live. The total tax rate for the state (and/or other jurisdiction) in which you live may be lower, higher, or equal to the 2.00% deduction. This charge may increase or decrease in the future to cover these taxes.
We deduct a charge from each Premium Payment for the cost of a portion of our federal corporate income taxes attributable to policy acquisition expenses (Federal Deferred Acquisition Cost Charge). Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deduct such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. We currently make a charge of 0.55% against each Premium Payment to compensate us for the additional corporate tax burden. We believe that this charge does not exceed a reasonable estimate of an increase in our federal income taxes resulting from a change in the Internal Revenue Code relating to deferred acquisition costs. This charge may increase or decrease in the future to reflect changes in tax laws.
We deduct a charge, or sales load, from each Premium Payment for sales costs. This charge is a percentage of Premium Payments and is a function of the premium paid relative to the Target Premium. For Premium Payments up to the Target Premium in Policy Years 1-10, the percentage is 6.95%. For Premium Payments in excess of the Target Premium in Policy Years 1-10, the percentage is 5.60%. For Premium Payments up to the Target Premium in Policy Years 11-20, the percentage is 3.95%. For Premium Payments in excess of Target Premium in Policy Years 11-20, the percentage is 5.60%. There is no sales load charge deduction for premiums received in Years 21+.
We expect to recover distribution expenses from this amount over the period while the Policies are in force, and from the surrender charges described below. The amounts we deduct for distribution expenses (e.g., selling and advertising) in a Policy Year are not specifically related to distribution expenses incurred that year. To the extent that distribution expenses exceed the amounts deducted, we will pay the expenses from our other assets. These assets may include, among other things, any gain realized from the monthly charge against Contract Fund Value. (See “Monthly Policy Charges and Service Charges.”) To the extent that the amounts deducted for distribution expenses exceed the amounts needed, we will realize a gain.
Monthly Policy Charges and Service Charges We deduct a Monthly Policy Charge from Contract Fund Value on each Monthly Processing Date. The Monthly Policy Charge includes the Monthly Cost of Insurance Charge, the Monthly Percent of Contract Fund Value Charge, the Monthly Administrative Charge, the Monthly Underwriting and Issue Charge, the Monthly Specified Amount Charge, and, if applicable, the Monthly Policy Debt Expense Charge. These components of the Monthly Policy Charge are described in the following paragraphs.
●
Monthly Cost of Insurance Charge. We determine the amount by multiplying the net amount at risk by the cost of insurance rate, which is based on factors including but not limited to the Issue Age, sex, and underwriting classifications of the Insured persons, the underwriting amount, and the Policy Year. The net amount at risk is the difference between the Death Benefit and the Policy Value. The net amount at risk will be affected by investment performance, the amount
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and timing of Premium Payments, and the charges and expenses for the Policy. The maximum costs of insurance rates are included in the Policy schedule pages. All things being equal, higher Issue Ages and/or worse underwriting classifications will result in higher cost of insurance rates. In addition, cost of insurance rates will generally increase each Policy Year. The Cost of Insurance Charge covers the cost of mortality and some expenses.
●
Monthly Percent of Contract Fund Value Charge. The Monthly Percent of Contract Fund Value Charge covers a portion of the costs of selling and administering the Policy. Our revenues attributable to this charge may exceed costs covered by this charge, in which case we may realize a gain.
●
Monthly Administrative Charge. This charge, which varies based on factors including but not limited to the Insured’s Issue Ages, underwriting classifications on the Date of Issue, and the Policy Year, is for administrative expenses, including costs of Premium Payment collection, processing claims, keeping records and communicating with Owners.
●
Monthly Underwriting and Issue Charge. This charge applies only during the first ten Policy Years and is based on the application date, the Initial Specified Amount, the Insureds’ Issue Ages and the underwriting classification of the Insureds on the Date of Issue. The Monthly Underwriting and Issue Charge covers the cost of underwriting and issuing the Policy.
●
Monthly Specified Amount Charge. This charge applies only during the first ten Policy Years and is based on factors, including, but not limited to, the Initial Specified Amount, the Insureds’ Issue Ages and the underwriting classification of the Insureds on the Date of Issue. The Monthly Specified Amount Charge covers a portion of the costs of selling the Policy. Our revenues attributable to this charge may exceed costs covered by this charge, in which case we may realize a gain.
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Monthly Policy Debt Expense Charge. This charge is for the expenses and taxes associated with Policy Debt, if any, and encompasses any loan interest spread. A loan interest spread is the difference between the interest rate charged on policy loan amounts and the interest rate credited on amounts designated as collateral for such loans. (Please see “Policy Loans” for more information on how the loan interest rate is calculated.) This charge is deducted from Contract Fund Value.
We also charge certain transaction fees (also referred to as service charges) to be deducted from Contract Fund Value on the dates on which transactions take place. These service charges are $25 per change if more than one change occurs in the Specified Amount in a Policy Year, $25 per withdrawal, $25 per transfer of assets among the Divisions and/or the NM Strength and Stability Account, $25 per illustration of the Policy’s benefits and/or values if more than one request for an illustration occurs in a Policy Year and $25 per change of the Death Benefit option. Currently we waive all of these fees.
You may have the option of receiving funds via wire transfer or priority mail. Currently, a fee of $25 is charged for wire transfers (up to $50 for international wires) and a $15 fee (up to $45 for next day, a.m. delivery) for priority mail. These fees are to cover our administrative costs or other expenses. We may discontinue the availability of these options at any time, with or without notice.
Unless another Policy provision dictates, deductions from Contract Fund Value are apportioned among the Divisions and/or the NM Strength and Stability Account in proportion to the amounts invested in the Divisions and/or the SAS Account. Deductions from the SAS Account are applied to the Tier Two balance first.
A surrender charge will be deducted from Contract Fund Value only during the first ten Policy Years if the Policy is surrendered or changed to the Paid-up insurance. The surrender charge during the first Policy Year is 50% of the Target Premium. After the first Policy Year, the surrender charge grades down monthly in Policy Years two through ten to zero.
All charges in this section expressed in dollars have been rounded to the nearest dollar, where appropriate. Amounts that would round to zero have been rounded to the nearest penny or less, as necessary.
Expenses of the Portfolios  The value of the net assets of each Division reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Division invests. For certain Portfolios, certain expenses may have been reimbursed or fees may have been waived during 2023 in addition to any contractual fee waiver or reimbursements. It is anticipated that any such voluntary expense reimbursement and fee waiver arrangements would continue past the current year, although certain arrangements may be terminated at any time. After taking into account these arrangements, as well as any contractual fee waiver or expense reimbursement arrangements, Annual Portfolio Operating Expenses would have ranged from a minimum of [0.20%] to a maximum of [2.16%]. (See “Fee and Expense Tables—Annual Portfolio Operating Expenses” and Appendix A.)
Commissions Paid to Financial Representatives  The maximum commission payable to the registered representative who sold the Policy is 42.5% of Target Premium and 2.75% of Premium Payments in excess of that amount during the first Policy Year; 6% of Target Premium and 2.75% of Premium Payments in excess of that amount paid in Policy Years two through ten; and 1.5% of Premium Payments thereafter. Registered representatives may receive less than the maximum commission or no commission in certain circumstances according to pre-established guidelines. We may also pay new registered representatives
Survivorship Variable Universal Life Plus Prospectus

differently during a training period. In addition, a commission of 0.07% of Contract Fund Value is paid at the end of Policy Years two and later. The entire amount of sales commissions paid to registered representatives is passed through Northwestern Mutual Investment Services, LLC (“NMIS”), our wholly-owned company, to the registered representative who sold the Policy and to his or her managers. The Company pays compensation and bonuses for the management team of NMIS, and other expenses of distributing the Policies.
Other Policy Provisions
Naming a Beneficiary  You must name a beneficiary on your Application at the time you apply for your Policy, but you may change the beneficiaries (direct, contingent, or further payees) you designate before the second death. Naming or changing a beneficiary will be made after receipt of your written request in our Home Office in Good Order, effective as of the date you sign your request. Any beneficiary change terminates all rights under previous beneficiary designations. We will not be responsible for any payment or other action we take with respect to your Policy before we receive your written request, and we may require the Policy to be sent to us for endorsement to reflect the beneficiary change. If you do not name a beneficiary or your direct and contingent beneficiaries are not living when the Life Insurance Benefit becomes payable, you, as Owner, or your estate if you are deceased, will receive the proceeds.
Incontestability  We will not contest a Policy after it has been in force during the lifetime of at least one Insured, for two years from the Date of Issue or the date of reinstatement (or earlier, as required by state law), except in cases of fraudulent misstatement, which may be contested at any time unless restricted by your state of issue. We will not contest a change (including an increase in the amount of insurance) to the Policy that was subject to insurability requirements after the change has been in force during the lifetime of at least one Insured for two years from the date of the change except in cases of fraudulent misstatement, which may be contested at any time unless restricted by your state of issue. After the two year period, to the extent permitted by state law we may rescind the Policy if the application contains a fraudulent misstatement.
Suicide If both Insureds die by suicide or the surviving Insured dies by suicide within one year from the Date of Issue (or earlier, if a shorter period is stated in the contract or required by state law), the amount payable under the Policy will be limited to the Premium Payments, less the amount of any Policy Debt and withdrawals. If both Insureds die by suicide or the surviving Insured dies by suicide within one year of the date of issuance (or earlier, if a shorter period is stated in the contract or required by state law) of an increase in the amount of insurance, which was subject to insurability requirements, the amount payable will be an amount that would have been paid had no change been made less any applicable charges attributable to the change. The amount payable may be different in your state. In certain states, the surviving Insured may have the ability to continue with a single life Policy so long as the surviving Insured is insurable.
Misstatement of Age or Sex If the age or sex of either Insured has been misstated, the Policy will be modified by recalculating all values and benefits based on the correct age and sex of the Insureds.
Collateral Assignment If deemed acceptable by the Company, under certain circumstances and pursuant to the terms of your Policy you may assign a Policy as collateral security. We are not responsible for the validity or effect of a collateral assignment and we will not be deemed to know of an assignment before receipt of the assignment in writing at our Home Office even if effect of such assignment is given as of the time the Owner signs the assignment. The interests of any beneficiary will be subject to any collateral assignment made either before or after any beneficiary is named. The collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership. (See “Ownership Rights.”) Any such assignment will be subordinate to any assignment to the Company for loans regardless of the date of the loan.
Deferral of Determination and Payment We will ordinarily pay Policy Benefits (i.e., Policy loans, Cash Surrender Value, and withdrawals) within seven days after we receive all required documents at our Home Office. However, we may defer determination and payment of benefits if:
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the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
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the SEC permits, by an order, the postponement of any payment for the protection of Owners; or
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the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or
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such suspension or postponement is otherwise permitted by the 1940 Act.
If, under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay payment of any transfer, partial surrender, surrender, death benefit from the Government Money Market Division until the Portfolio is liquidated.
Survivorship Variable Universal Life Plus Prospectus

When the Policy is in force as Paid-up insurance or for the portion of the Cash Surrender Value invested in the NM Strength and Stability Account, we may defer paying the Cash Surrender Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Surrender Value at an annual effective rate determined by the Company from the date of surrender to the date of payment (or as otherwise required by state law). We may also defer payment of a Policy loan or withdrawal for up to six months.
If you have submitted a check or draft to our Home Office, we have the right to defer payment of Life Insurance Benefit, surrender, withdrawal, loan, or Income Plan proceeds until the check or draft has been honored.
If mandated under applicable law, we may be required to freeze an Owner’s Policy Value and thereby refuse to pay any requests for transfer, withdrawal, surrender, loans, or Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. We may also be required to provide additional information about you, your Policy, and your trading activities to government regulators.
Dividends This Policy is eligible to share in the divisible surplus, if any, of the Company. Each year we determine, in our sole discretion, the amount and appropriate allocation of divisible surplus. Divisible surplus allocated to your Policy is referred to as a “dividend.” The Policy’s share, if any, will be credited as an annual dividend on the Policy Anniversary.
There is no guaranteed method or formula for the determination or allocation of divisible surplus. The Company’s approach is subject to change. There is no guarantee of divisible surplus. Even if there is a divisible surplus, the payment of a dividend on the Policy is not guaranteed. It is not expected that any dividends will be payable on the Policy.
We will credit annual dividends, if any, in cash or you may use them to increase the Contract Fund Value. If you do not provide direction as to the use of dividends, we will use them to increase the Contract Fund Value. Dividends used to increase the Contract Fund Value will be allocated according to the allocation of Net Premiums then in effect.
Voting Rights
As long as the Separate Account continues to be registered as a unit investment trust under the 1940 Act, and as long as Separate Account assets of a particular Division are invested in shares of a given Portfolio, we will vote the shares of that Portfolio held in the Separate Account in accordance with instructions we receive from Owners. Periodic reports relating to the Portfolios, proxy material and a form on which one can give instructions with respect to the proportion of shares of the Portfolio held in the Separate Account corresponding to the Owner’s Policy Value, will be made available to the Owner(s). We will vote shares for which no instructions have been received in the same proportion as the shares for which instructions have been received from Owners. The effect of such proportional voting is that a small number of Owners may control the outcome of a particular vote.
We may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Portfolio, or to approve or disapprove an investment advisory agreement for a Portfolio. We may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Portfolio, provided that we reasonably determine to take this action in accordance with applicable federal law. If we disregard voting instructions, we will include a summary of the action and reasons therefore in the next annual report to Policy Owners.
Reports and Financial Statements
For each Policy Year, we will send you a statement showing the Death Benefit, Policy Value, Contract Fund Value and any Policy Debt (including interest charged) as of the Policy Anniversary. We will also send you a confirmation statement when you make a Premium Payment, transfer assets among Divisions, make a withdrawal of Policy Value, take a Policy loan, or surrender the Policy. The annual statement and confirmation statements will show the apportionment of allocations among the Divisions and/or the SAS Account. If the Policy is in force as Paid-Up insurance, statements and reports will be limited to an annual Policy statement showing the Death Benefit, Contract Fund Value and any Policy Debt.
Semi-annually, we will send you reports containing financial information, performance information and schedules of investments for the Portfolios underlying the Divisions to which your Contract Fund Value is allocated. Because each Division invests exclusively in the shares of an underlying Portfolio, the performance information for a Division and its corresponding Portfolio will generally be the same except that if the Policy level charges were reflected in this performance information, the results would be lower. Current historical performance information, updated on a monthly and quarterly basis, is available at www.northwesternmutual.com/prospectuses-performance-and-reports. The financial statements of the Company and the Separate Account appear in the Statement of Additional Information. To receive a copy of the Annual Report, Semi-Annual Report and/or Statement of Additional Information (containing such financial statements), call (866) 464-3800. Certain reports and other information can be obtained on our website at www.nmprospectus.com.
Survivorship Variable Universal Life Plus Prospectus

Householding
To reduce costs, we may send only a single copy of the same disclosure document(s) (such as prospectuses, prospectus supplements, reports, announcements, proxy statements, and information statements) to each consenting household (rather than sending copies to each Owner residing in a household). If you are or become a member of such a household, you can revoke your consent to “householding” at any time, and can begin receiving your own copy of such disclosure documents by calling (866) 464-3800.
Abandoned Property Requirements
Every state has unclaimed property laws which generally declare insurance contracts/policies to be abandoned after a period of inactivity of three to five years from the Policy's maturity date, the date the death benefit is due and payable, or in some states, the date the insurer learns of the death of the insured. For example, if the payment of the death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary, or if the beneficiary does not come forward to claim the death benefit proceeds in a timely manner, the death benefit proceeds will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or you last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit proceeds (without interest) if your beneficiary steps forward to claim them with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Please contact your Financial Representative or call (866) 464-3800 for assistance in making such changes.
Legal Proceedings
Northwestern Mutual, like other life insurance companies, is generally involved in litigation at any given time. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this Prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Northwestern Mutual to meet its obligations under the Policy, on the Separate Account, or on NMIS and its ability to perform its duties as underwriter for the Separate Account.
Speculative Investing
Do not purchase this Policy if you plan to use it, or any of its riders, for any type of speculative collective investment scheme (including, for example, arbitrage). Your Policy is not intended to be traded on any stock exchange or secondary market, and attempts to engage in such trading may violate state and/or federal law.
Owner Inquiries
If eligible, you may get up-to-date information about your Policy at your convenience with your User ID and password at our website www.northwesternmutual.com where you can access performance information, forms for routine service, and daily values for Policies you own. Eligible Owners may also set up certain electronic payments, make transfers (including as applicable Dollar-Cost Averaging and/or Portfolio Rebalancing) and change the allocation of future Premium Payments online, subject to our administrative procedures. For enrollment information, please visit our website www.northwesternmutual.com. Please note that electronic devices may not always be available. Any electronic device, whether it is yours, your service provider’s, your agent’s or ours, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your request or payment. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request or payment in writing to our Home Office. Electronic requests or payments are deemed to be received by us upon receipt at the electronic location designated by us in our procedures. If you have questions about surrendering your Policy, please contact your Financial Representative or call (866) 464-3800. To file a claim, please call your Financial Representative or Life Benefits at (800) 635-8855.
Illustrations
Your Northwestern Mutual Financial Representative will provide you an illustration for your Policy upon your request when you apply for a Policy and while your Policy is in force. When you apply for a Policy, the illustrations will be based on the information you give us about the proposed Insured and will reflect such factors as the Specified Amount, Death Benefit option and Premium Payments that you select. While the Policy is in force, the illustrations will reflect the performance of your Policy to date. Illustrations show how the Death Benefit and Policy Value for a Policy would vary based on hypothetical future investment results. These should be based upon realistic expectations given your own individual situation.
Survivorship Variable Universal Life Plus Prospectus

Illustrations for variable life insurance policies do not project or predict investment results. The illustrated values assume that non-guaranteed elements such as dividends, Policy charges and level investment returns will not change. Given the volatility of the securities markets over time, the illustrated scenario is unlikely to occur and actual values, death benefits, and certain expenses (which may vary with the investment performance of the Portfolios) will be more or less than those illustrated. In addition, the actual timing and amounts of payments, deductions, expenses and any values removed from the Policy will also impact product performance. Due to these variations, even a Portfolio that averaged the same return as illustrated will produce values which will be more or less than those which were originally illustrated. We reserve the right to charge for Illustrations in excess of one per Policy year (see “Charges and Deductions.”)
Tax Considerations
General The following discussion provides a general description of federal tax considerations relating to the Policy. The discussion is based on current provisions of the Internal Revenue Code (“Code”) as currently interpreted by the Treasury Department and the Internal Revenue Service (“IRS”). The discussion is not exhaustive, it does not address the likelihood of future changes in federal tax law or interpretations thereof, and it does not address state or local tax considerations, which may be significant in the purchase and ownership of a Policy.
Depending on the circumstances, the exchange of a Policy, a Policy loan (including the addition of unpaid loan interest to a Policy loan), or a change in ownership or an assignment of the Policy, or an interest in the Policy, may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, premium payments and receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. If you contemplate any such transaction you should consult a qualified tax adviser.
This tax discussion is intended to describe the tax consequences associated with your Policy. It does not constitute legal or tax advice, and is not intended to be used and cannot be used to avoid any penalties that may be imposed on a taxpayer. Taxpayers should seek advice based on their particular circumstances from an independent tax advisor.
There is no additional tax benefit if the Policy is purchased through a tax-qualified plan. Withdrawals will generally be subject to tax penalties.
Life Insurance Qualification Section 7702 of the Code defines life insurance for federal income tax purposes. Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a Guideline Premium/Cash Value Corridor Test (“GLPT”) or a Cash Value Accumulation Test (“CVAT”). You must choose either the GLPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The Death Benefit may vary depending on which test is used.
The definitional tests under the Code are based on the Commissioner's Standard Ordinary (CSO) mortality tables in effect when the Policies were issued. The test applied to your policy is based on the 2017 CSO mortality tables.
The GLPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by age of the Insured, or younger Insured in the case of survivorship life policies) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage of the Policy Value, with the percentage varying based on factors including but not limited to the age, sex and underwriting classification of the Insured, or in the case of survivorship life insurance, of the younger Insured. The corridor under the CVAT is different from the corridor under the GLPT. Specifically, the CVAT corridor generally requires more Death Benefit in relation to Policy Value than is required by the GLPT corridor. Therefore, as your Policy Value increases your Death Benefit may increase more rapidly in the Policy’s earlier years under CVAT than it would under GLPT. The increase to the Death Benefit is more likely if premiums are paid to or in excess of the Target premium. premium. We have designed the Policy to comply with these rules. We will return premiums that would cause a Policy to be disqualified as life insurance, or we may take any other action that may be necessary for the Policy to qualify as life insurance for tax purposes.
In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Death Benefit relative to the Policy Value, which may increase the Cost of Insurance charges, especially in the Policy’s later years.
As provided by Section 817(h) of the Code, the Secretary of the Treasury has set standards for diversification of the investments underlying variable life insurance policies. Failure to meet the diversification requirements would disqualify your Policy as life insurance for purposes of Section 7702 of the Code. We believe that your Policy complies with the provisions of Sections 7702 and 817(h) of the Code, but the application of these rules is not entirely clear. We may make changes to your Policy if necessary for the Policy to qualify as life insurance for tax purposes.
Survivorship Variable Universal Life Plus Prospectus

IRS Rev. Ruls. 2003-91 and 2003-92 provide guidance on when an Owner’s control of Separate Account assets will cause the Owner, and not the life insurance company, to be treated as the owner of those assets. Important indicators of investor control are the ability of the Owner to select the investment advisor, the investment strategy or the particular investments of the Separate Account. If the Owner of a Policy were treated as the owner of the assets held in the Separate Account, the income and gains related to those assets would be included in the Owner’s gross income for federal income tax purposes. We believe that we own the assets of the Separate Account under current federal income tax law. We reserve the right to make modifications to the Policy, as necessary and appropriate under applicable law and the terms of the Policy, to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the Policy.
Tax Treatment of Life Insurance While a Policy is in force, increases in the Policy Value as a result of investment experience are not subject to federal income tax until there is a distribution as defined by the Code. The Death Benefit received by a beneficiary will generally not be subject to federal income tax.
So long as your Policy is not classified as a MEC (see “Modified Endowment Contract”), the proceeds from a surrender or withdrawal will generally be taxable only to the extent that the proceeds exceed the Investment in the Contract, which is defined by Code §72(e)(6) and is sometimes called the (“Cost Basis”) of the Policy. The Cost Basis of the Policy is generally equal to the premiums and other consideration paid for the contract less any amounts previously received as tax-free distributions. Dividends paid in cash, if any, are generally taxed as withdrawals with a resulting reduction in Cost Basis. However, dividends applied to purchase additional insurance or used to increase Policy Value are generally not taxable. In certain circumstances, a withdrawal of Policy Value during the first 15 Policy Years may be taxable to the extent that the Policy Value exceeds the Cost Basis of the Policy. This means that the amount withdrawn may be taxable even if that amount is less than the Cost Basis of the Policy.
Unless the Policy is a MEC a loan received under your Policy will not be treated as a distribution subject to current federal income tax. If the Policy remains in force until the death of the Insured or, in the case of joint life insurance, the second death, the Policy Debt will be repaid from the Death Benefit. However, if the Policy terminates by any method other than death, the Policy Debt will be repaid from the Policy Value of the Policy, and the total Policy Value, including the total amount of the Policy Debt, will be taxable to the extent it exceeds the Cost Basis of the Policy.
Caution must be used when taking cash out of a Policy through Policy loans. If interest is not paid annually, it is added to the principal amount and the total Policy Debt will continue to increase for as long as the loan is maintained on the Policy. In extreme situations, Owners can face what is called the “surrender squeeze.” The surrender squeeze occurs if the Policy Debt becomes too large when compared to the unborrowed Policy Value, less the applicable surrender charge, is insufficient to cover the Monthly Policy Charges, thereby causing the Policy to lapse. As described above, if your Policy lapses with outstanding Policy Debt, you will have an income tax liability to the extent the Policy Debt exceeds the Policy Cost Basis. This means that you may have to pay income tax for a year in which you did not receive any cash from the Policy.
Interest paid by individual Owners of a Policy will ordinarily not be deductible. You should consult a qualified tax advisor as to the deductibility of interest paid, or accrued, by business Owners of a Policy. (See “Business-Owned Life Insurance.”)
Subject to the agreement of the Company, and the Owner meeting any conditions set by the Company, a Policy may be exchanged tax-free for another life insurance policy covering the same Insured (or, in the case of survivorship life insurance, covering the Insureds or a surviving Insured) or an annuity contract with the same owner (or, in the case of an annuity owned by a non-natural owner, if the annuitant is the same as the life insurance policy insured). The Code also allows certain policies to be exchanged for stand-alone and certain combination long-term care policies on a tax-free basis. Any cash received or loan repaid in an exchange will be taxed to the extent of the gain in the Policy (i.e., on a gain-first basis).
Ownership of a Policy, or an interest in the Policy, may be transferred. If the transfer is for a valuable consideration, it is taxable to the extent the sales proceeds or fair market value of property received exceed the basis of the Policy. The transfer of a Policy with a loan in excess of Policy’s basis is considered a sale to the extent of the loan, and the loan is treated as “sales proceeds” paid to the transferor. The basis used to determine the gain or loss when a Policy, or an interest in a Policy, is transferred may be different than the Cost Basis used to determine the taxable amount for Policy distributions and/or surrenders.
The general rule is that if a Policy, or an interest in a Policy were transferred for valuable consideration, the death benefit may be taxable as ordinary income to the extent it exceeds the sum of the purchase price and subsequent premiums paid by the new owner. However, the death benefit may not be taxable if both of the following criteria are satisfied:
1.
The transfer was not a “Reportable Policy Sale,” and
2.
Either:
a.
The transferee is the insured, a partner of the insured, a partnership in which the insured is a partner or a corporation in which the insured is a shareholder or officer, or
b.
The transferee’s basis for determining gain or loss is determined, in whole or in part, by reference to the Transferor’s basis.
Survivorship Variable Universal Life Plus Prospectus

A Reportable Policy Sale is defined by Code section 101(a)(3), which was enacted in 2017 as part of the Tax Cuts and Jobs Act. Generally, a Reportable Policy Sale occurs when a Policy or an interest in the Policy is transferred, directly or indirectly, for valuable consideration and the acquirer does not have a “substantial family, business, or financial relationship with the insured apart from the acquirer’s interest in” the Policy. An example of an indirect transfer is an acquisition of an interest in a partnership that owns the Policy. If a Reportable Policy Sale occurs, the acquirer and the insurance company are required to send information about the sale to the IRS and the transferor.
Whether the death benefit of any particular policy will be subject to income taxation because of transfers prior to the insured’s death will depend on specific facts. You should seek qualified tax advice if you plan a transfer of an interest in a life insurance policy.
Where the Policy Value is distributed as periodic payments under a payment plan, part or all of the taxable payments may be subject to an additional 3.8% Medicare tax. The tax will be assessed on the Owner’s net investment income for the year to the extent that the Owner’s adjusted gross income (with slight modifications) exceeds $250,000 (married filing jointly or surviving spouse), $125,000 (married filing separately) or $200,000 (other filers) (not indexed). Under final regulations issued by the IRS, “net investment income” may, among other things, include the transfer of a life insurance policy that constitutes a sale, interest paid on the death benefit and taxable distributions from life insurance policies held in arrangements that constitute “passive activities”. You should seek qualified tax advice.
Modified Endowment Contracts (MEC) A modified endowment contract (“MEC”) is a type of life insurance contract that is taxed less favorably on lifetime distributions than other life insurance contracts. A MEC has less-favorable tax treatment because it is considered to be too investment oriented. Generally, a Policy will be classified as a MEC if the cumulative premiums paid during the first seven Policy Years after issue, or after a “material change” (described below), exceed the policy’s “seven-pay” limit. The seven-year time period is commonly referred to as the “seven-pay period”. Code Section 7702A defines the seven-pay limit as the sum of the premiums paid (net of expense and administrative charges) that would have to be paid in order for the Policy to be fully paid-up after seven level annual payments, based on defined interest and mortality assumptions. If premiums in excess of the seven-pay limit are paid during a seven-pay period, a Policy will be a MEC. However, a policy will not be a MEC if the excess premiums are refunded, with interest, within 60 days after the end of the Policy Year in which they are paid. For purposes of measuring this 60-day refund period, the term “Policy Year” refers to the year that starts on the date of a material change if that date is different than the Policy Date. If excess premium is refunded, all Policy values are recalculated as though the excess premium had never been paid.
A Policy can also become a MEC if the benefits under the Policy are reduced during the seven-pay period. If such a reduction occurs, the seven-pay premium limit will be redetermined based on the reduced level of benefits. All premiums paid during the seven-pay period must be retroactively tested against the new, lower, seven-pay limit. If the premiums previously paid are greater than the recalculated seven-pay limit, the Policy will become a MEC. This means that a reduction of Policy benefits can result in a MEC because of premiums paid in prior years even if those premiums did not exceed the policy’s seven-pay limit at the time they were paid. A reduction in benefits includes a decrease in the amount of coverage, the termination or reduction of certain riders, a withdrawal or any other action resulting in a surrender of Policy Value to you according to the terms of the Policy, an election for the Paid-up insurance option or, in some cases, a lapsing of the Policy where the Policy is not reinstated within 90 days. In the case of joint life Policies, the reduction test must be applied during the lifetime of either insured rather than only during seven-pay periods. Additionally, in the case of joint life policies, all premiums paid since the policy were issued are retroactively tested against the new MEC limit.
A life insurance policy which is received in exchange for a MEC will also be considered a MEC.
Whenever there is a “material change” under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a MEC. This means that a new seven-pay period begins with a new seven-pay limit. The new seven-pay limit is determined by taking into account the Policy Value of the Policy at the time of such change. A material change could occur as a result of certain changes to the benefits or terms of the Policy, such as a change in a death benefit option or a change in the Insured(s), if allowable under your Policy. A material change could occur as a result of an increase in the death benefit, the addition of a benefit or the payment of a premium after the seven-pay period, which could be considered “unnecessary” under the Code.
If a Policy is a MEC, any distribution from the Policy will be treated as a distribution of gain first, subject to ordinary income taxation. Distributions for this purpose include a loan, a withdrawal of Policy Value, a surrender of the Policy, and dividends paid in cash. Distributions taken within the two-year period prior to a Policy becoming a MEC may also be taxed under the MEC tax rules. The Policy Cost Basis is increased to the extent a loan is a taxable distribution from a MEC. For these purposes, the term “loan”, includes an increase in Policy Debt due to accrued but unpaid loan interest, or an assignment or pledge of the policy to secure a loan. For purposes of determining the taxable portion of any distribution, all MECs issued by Northwestern Mutual to the same Owner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from MECs.
Survivorship Variable Universal Life Plus Prospectus

A 10% penalty tax will apply to the taxable portion of a distribution from a MEC. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 ½ years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the survivorship lives (or survivorship life expectancies) of the taxpayer and the taxpayer’s beneficiaries. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.
Estate Tax and Generation Skipping Transfer Taxes If the Insured owns, or has any incidents of ownership in, the Policy, the amount of the Death Benefit will generally be includible in the Insured’s estate for purposes of the federal estate tax and any applicable state inheritance tax. If a Policy is a survivorship life Policy, the Death Benefit will be includible in the estate if the second of the Insureds to die, if that individual owned, or had any incidents of ownership in, the Policy at the time of death. In some circumstances, the Death Benefit of a policy may be included in an Insured’s estate even if not owned at the time of death. This may occur if the Insured transferred an ownership interest, or an incident of ownership, in a policy within three years of death. If the Owner dies, but an Insured is still alive, the fair market value of the Policy will be includible in the Owner’s estate. With appropriate estate planning, an unlimited marital deduction may permit deferral of federal estate and gift taxes until the death of the Owner’s surviving spouse.
If ownership of the Policy is transferred, either directly or in trust, to a person two or more generations younger than the Owner, the value of the Policy may be subject to a generation skipping transfer tax.
Business-Owned Life Insurance Business-owned life insurance may be subject to certain additional rules. Section 101(j) of the Code provides that a portion of the Death Benefit payable under business-owned life insurance in which the business is also the beneficiary will be taxable to the extent it exceeds the premiums or other consideration the business paid for the policy. This rule does not apply if (i) the insured is an eligible employee and (ii) certain notice and consent requirements were satisfied before the policy was issued. Generally, an eligible employee is someone who was an employee at any time during the 12-month period before death, a director, a person who owns more than 5% of the business, an employee earning more than $120,000 annually (increased for cost of living), one of the highest 5 paid officers or an employee who is among the highest paid 35% of employees. The law also imposes an annual reporting and record-keeping obligation on the employer. Increases in Policy Value may also be subject to tax under the corporation alternative minimum tax provisions.
Section 264(a)(1) of the Code generally disallows a deduction for premiums paid on Policies by anyone who is directly or indirectly a beneficiary under the Policy. Interest on debt that is related to or is incurred to purchase or carry life insurance might be deductible in certain, limited, circumstances set forth in Code Section 264. For example, interest paid or accrued for up to an aggregate of $50,000 of indebtedness with respect to life insurance covering a “key person” may be deductible. Generally, a key person is defined as an officer or a 20% owner. However, the number of key persons will be limited to the greater of (a) five individuals, or (b) the lesser of 5% of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these Policies will be subject to limits based on current market rates.
In addition, if a business owns life insurance with cash value, Section 264(f) may disallow a portion of a business’s non-life insurance related interest deduction. The disallowance is based on a ratio that compares the amount of unborrowed life insurance Cash Surrender Value (as defined by Code §264(f)) to the adjusted basis of other business assets. Certain policies may be excluded from the disallowance calculation. These include policies held by natural persons unless the business is a direct or indirect beneficiary under the policy and policies owned by a business and insuring an individual who at the time the policy is issued is an employee, director, officer or 20% owner (as well as survivorship life policies insuring 20% owners and their spouses). The IRS has ruled that a policy received in a tax-free exchange is newly issued for this purpose.
The IRS has ruled privately that losses in business-owned life insurance could be deducted upon the surrender of the policy if there was no reasonable prospect of recovery, but that the losses would be calculated by reducing the basis of the policy by the annual cost of the insurance protection provided by the policy. Private rulings apply only to the taxpayer who receives the ruling but may be indicative of the IRS’s thinking on an issue.
Special rules under the Code govern how life insurance companies calculate income tax deductions. Under these rules the annual increase in the cash value of life insurance policies owned by life insurance companies may limit the company’s deductions, resulting in an overall increase in its taxable income.
Split Dollar Arrangements Life insurance purchased under a split dollar arrangement is subject to special tax rules. Treasury regulations regarding the taxation of split dollar arrangements apply only to arrangements entered into or materially changed after September 17, 2003. The regulations provide that such split dollar arrangements must be taxed under one of two mutually exclusive tax regimes depending on the ownership of the underlying life insurance policy. Collateral assignment split dollar arrangements, in which the employee owns the policy, must be taxed under a loan regime. Where such an arrangement imposes a below market interest rate or no interest rate, the employee is taxed on the imputed interest under Section 7872 of the Code. Endorsement split dollar arrangements, in which the employer owns the policy, must be taxed under an economic benefit regime. Under this regime, the employee is taxed each year on (i) the value of the current life insurance protection provided to the employee, (ii) the increase in the amount of policy Cash Value to which the employee has current access, and (iii) the value of any other economic benefits provided to the employee during the taxable year.
Survivorship Variable Universal Life Plus Prospectus

Under the Sarbanes-Oxley Act of 2002, it is a criminal offense for an employer with publicly traded stock to extend or arrange a personal loan to a director or executive officer after July 30, 2002. One issue that has not been clarified is whether each premium paid by such an employer under a split dollar arrangement with a director or executive officer is a personal loan subject to this law.
Section 409A of the Code imposes requirements for nonqualified deferred compensation plans with regard to the timing of deferrals, distribution triggers, funding mechanisms and reporting requirements. Nonqualified deferred compensation plans that fail to meet these conditions are taxed currently on all compensation previously deferred and interest earned thereon and are assessed an additional 20% penalty. The law does not limit the use of life insurance as an informal funding mechanism for nonqualified deferred compensation plans, but IRS Notice 2007-34 treats certain split dollar arrangements as nonqualified deferred compensation plans that must comply with the new rules.
Valuation of Life Insurance Special valuation rules apply to Policies distributed from a qualified plan to a participant or transferred by an employer to an employee. IRS Rev. Proc. 2005-25 provides safe harbor formulas for valuing variable and non-variable life insurance. Generally, the safe harbor value is the greater of (i) the sum of the interpolated terminal reserve, any unearned premiums, and a pro rata portion of the estimated dividends for the Policy Year; or (ii) the cash value without reduction for surrender charges (but adjusted by a surrender factor for policies distributed from qualified plans) multiplied by a factor specified in Rev. Proc. 2005-25. These rules do not apply to split dollar arrangements entered into on or before September 17, 2003 and not materially modified thereafter.
Other Tax Considerations Under Code Section 6011, taxpayers are required to annually report all “reportable transactions”. Regulations under Code Section 6011 provide a list of several types of reportable transactions, some of which may involve life insurance policies. For example, in some circumstances a reportable transaction might exist if life insurance is owned by a welfare benefit plan. “Reportable transactions” also include transactions that create significant differences between the amount of any item for purposes of determining income, gain, expense or loss for tax purposes differs by more than $10 million, on a gross basis, from the amount of the item for purposes for book purposes. However, Rev. Proc. 2004-67 held that the purchase of life insurance policies that creates such a difference does not, by itself, constitute a “reportable transaction.” The rules related to reportable transactions are complicated and you should consult a qualified tax advisor before purchasing any insurance policy as part of a transaction.
Distribution of the Policy
We sell the Policy through our Financial Representatives who also are registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, was organized under Wisconsin law in 1998 and is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934, an investment adviser registered with the SEC, and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC. You may obtain information about SIPC, including the SIPC brochure, by contacting SIPC at (202) 371-3800 or visiting its website at www.SIPC.org. NMIS is the principal underwriter and distributor of the Policy and has entered into a Distribution Agreement with us.
Northwestern Mutual variable insurance and annuity products are available exclusively through NMIS and its registered representatives and cannot be held with or transferred to an unaffiliated broker-dealer. Except in limited circumstances, NMIS registered representatives are required to offer Northwestern Mutual variable insurance and annuity products. The amount and timing of sales compensation paid by insurance companies varies. The commissions, benefits, and other sales compensation that NMIS and its registered representatives receive for the sale of a Northwestern Mutual variable insurance or annuity product might be more or less than that received for the sale of a comparable product from another company. For more information on commission amounts see “Charges and Deductions—Commissions Paid to Financial Representatives.”
Because registered representatives of NMIS are also our appointed agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits, retirement benefits, and non-cash compensation programs that we offer, such as conferences, achievement recognition, prizes, and awards. In addition, registered representatives of NMIS who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. For example, registered representatives who meet certain annual sales production requirements with respect to their sales of Northwestern Mutual insurance and annuity products can qualify to receive additional cash compensation for their other sales of investment products and services. Sales of the Policies help registered representatives and/or their managers qualify for such compensation and benefits. Certain registered representatives of NMIS may receive other payments from us for the recruitment, training, development, and supervision of financial representatives, production of promotional literature and similar services.
Survivorship Variable Universal Life Plus Prospectus

Commissions and other incentives and payments described above are not charged directly to Owners or to the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy. NMIS registered representatives receive ongoing servicing compensation related to the Policies, but may be ineligible to receive ongoing servicing compensation paid by issuers of other investment products for certain smaller accounts.
Glossary of Terms
APPLICATION
The form completed by the applicant when applying for coverage under the Policy. This includes any:
1. amendments or endorsements;
2. supplemental Applications;
3. reinstatement Applications; and
4. Policy change Applications.
ATTAINED AGE
The Insured’s Issue Age listed in the Policy schedule pages, plus the number of complete Policy Years that have elapsed since the Policy Date.
CASH SURRENDER VALUE
An amount equal to the Policy Value minus the sum of Policy Debt and any surrender charge. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Accumulated Value After Loan and Surrender Charge may be used in place of Cash Surrender Value. In some circumstances, the terms Accumulated Value After Loan, Accumulated Value After Surrender Charge, or Net Accumulated Value may be used to describe your Cash Surrender Value, as appropriate.
CODE
The Internal Revenue Code of 1986, as amended.
COMPANY
The Northwestern Mutual Life Insurance Company.
CONTRACT FUND VALUE
An amount equal to amounts in the Divisions and the NM Strength and Stability Account but does not include Policy Debt. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Accumulated Value may be used in place of Contract Fund Value. In some circumstances, the terms Accumulated Value After Loan, Accumulated Value After Surrender Charge, or Net Accumulated Value may be used to describe your Contract Fund Value after deductions for a surrender charge or an outstanding loan, as appropriate.
DATE OF ISSUE
The date on which insurance coverage takes effect and the date on which the suicide and contestable periods begin. The date is shown in the Policy.
DEATH BENEFIT
The gross amount payable to the beneficiary upon the second death, before the deduction of Policy Debt and other adjustments. (See “Life Insurance Benefit” in the Prospectus.)
DIVISION
A subdivision of the Separate Account. We invest each Division’s assets exclusively in shares of one Portfolio.
FINANCIAL REPRESENTATIVE
An individual who is authorized to sell you the Policy and who is licensed both as a Northwestern Mutual insurance agent and as a registered representative of our affiliate, Northwestern Mutual Investment Services, LLC, the principal underwriter of the Policy.
FUND
Each Fund is registered under the 1940 Act as an open-end management investment company or as a unit investment trust, or is not required to be registered under the Act. Each Portfolio of the Funds is available as an investment option under the Policy. The assets of each of the Divisions of the Separate Account are used to purchase shares of the corresponding Portfolio of a Fund.
GENERAL ACCOUNT
All assets of the Company, other than those held in the Separate Account or in other separate accounts that have been or may be established by the Company.
Survivorship Variable Universal Life Plus Prospectus

GOOD ORDER
Your request or payment meets all the current requirements necessary for us to process it. For certain requests this may include, as applicable, the return of proceeds, evidence of insurability, underwriting, MEC-limit (or insurance qualification) requirements, any premium payments due, instructions as to payment due dates, or proper completion of certain Northwestern Mutual forms.
HOME OFFICE
Our office at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-4797.
INCOME PLAN
An optional method of receiving the Death Benefit, maturity benefit, surrender proceeds or withdrawal proceeds of an insurance policy or annuity contract through a series of periodic payments. An Income Plan may also be known as a “payment plan.”
IN FORCE DATE
The date on which the initial Net Premium is transferred from the General Account to the Separate Account after you have met all the conditions necessary for us to proceed with the final issuance of your Policy, such as determination of underwriting classification, receipt of minimum premiums and receipt of all paperwork in Good Order.
INITIAL ALLOCATION DATE
The date identified in the Policy on which we first allocate Net Premium to the Divisions of the Separate Account and/or the NM Strength and Stability Account according to the Owner's instructions.
INITIAL SPECIFIED AMOUNT
The Specified Amount of coverage on the Date of Issue of the Policy.
INSURED
Each of the persons named as an Insured on the Application and in the Policy.
INVESTMENT ACCOUNT
Amounts allocated to the Divisions of the Separate Account. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Contract Fund Value may be used in place of Investment Account.
ISSUE AGE
The Insured’s age on his/her birthday nearest the Policy Date.
LIFE INSURANCE BENEFIT
The net amount payable upon the second death. The Life Insurance Benefit equals the Death Benefit reduced by any outstanding Policy Debt and other adjustments if death occurs during a grace period.
LOAN VALUE
An amount equal to 90% of the Policy Value on the date of the loan.
MEC
Modified endowment contract as described in Section 7702A of the Internal Revenue Code. A modified endowment contract is a life insurance contract that is considered too investment oriented and is taxed less favorably on lifetime distributions than other life insurance contracts. See the “Tax Considerations” section for more detailed information.
MONTHLY POLICY CHARGE
The amount equal to the sum of:
1. the monthly cost of insurance charge;
2. the monthly percent of contract fund value charge;
3. the monthly administrative charge;
4. the monthly Specified Amount charge;
5. the monthly underwriting and issue charge;
6. the monthly Policy Debt Expense charge, if applicable.
MONTHLY PROCESSING DATE
The first Monthly Processing Date is the Policy Date; thereafter, the Monthly Processing Date is the same day of each month as the Policy Date. If the Monthly Processing Date would otherwise fall on the 29th, 30th, or 31st of the month, monthly processing will occur on that day or on the last day of the month if the month does not have that day.
NET PREMIUM(S)
The amount of Premium Payment remaining after the Premium Expense Charge has been deducted.
NM STRENGTH AND STABILITY ACCOUNT
Amounts allocated or transferred to a fixed interest crediting option that are part of the Company’s General Account.
Survivorship Variable Universal Life Plus Prospectus

NORTHWESTERN MUTUAL
The Northwestern Mutual Life Insurance Company.
NYSE
New York Stock Exchange.
OWNER (You, Your)
The person named in the Application as the Owner, or the person who becomes Owner by transfer or succession.
POLICY ANNIVERSARY
The same day and month as the Policy Date in each year following the first Policy Year.
POLICY DATE
The date shown on the Policy Schedule Page from which the following are computed:
1. Policy Year;
2. Policy Anniversary;
3. Monthly Processing Date;
4. the Issue Age of each Insured; and
5. the Attained Age of each Insured.
POLICY DEBT
The total amount of all outstanding Policy loans, including both principal and accrued interest.
POLICY GRACE PERIOD
A 61-day period after which a Policy will lapse if you do not make a sufficient payment. This period may be longer if mandated by your state.
POLICY VALUE
The sum of Contract Fund Value and Policy Debt. Please note that in certain contexts outside of the Prospectus, such as sales literature, notices and/or other materials, the term Accumulated Value may be used in place of Policy Value. In some circumstances, the terms Accumulated Value After Loan, Accumulated Value After Surrender Charge, or Net Accumulated Value may be used to describe your Policy Value or an outstanding loan, as appropriate.
POLICY YEAR
A year that starts on the Policy Date or on a Policy Anniversary.
PORTFOLIO
A series of a Fund available for investment under the Policy which corresponds to a particular Division of the Separate Account.
PREMIUM PAYMENTS
All payments you make under the Policy other than loan repayments and transaction fees.
SEPARATE ACCOUNT
Northwestern Mutual Variable Life Account II.
SPECIFIED AMOUNT
The amount you select, subject to minimums and underwriting requirements we establish, which is used in determining the insurance coverage on the Insureds' lives.
TARGET PREMIUM
A hypothetical annual premium, which is based on the Specified Amount, and factors including but not limited to the Insureds’ Issue Ages, sex, and underwriting classifications, used to compute certain changes. The Target Premium is the dollar amount identified in the Maximum Sales Load section of the Policy.
UNIT
An accounting unit of measure representing the value in one or more Divisions of the Separate Account.
UNIT VALUE
The value of a particular Unit at a particular time. Unit Value is analogous, but not the same as, the share price of a Portfolio in which a Division invests. It may fluctuate from one Valuation Period to the next.
VALUATION DATE
Any day the NYSE is open for trading, except for any days specified in the Policy’s prospectus including any day that a Division's corresponding investment option does not value its shares. A Valuation Date ends when the NYSE closes.
VALUATION PERIOD
The time between the close of trading on the NYSE on a Valuation Date and the close of trading on the next Valuation Date.
Survivorship Variable Universal Life Plus Prospectus

Appendix A—Portfolios Available under Your Policy
The following is a list of Portfolios available under your Policy. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.nmprospectus.com. You can also request this information at no cost by calling (866) 464-3800 or by sending an email request to vavldocrequest@northwesternmutual.com.
The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.
[To be updated by amendment.]
Investment Objective	Portfolio and Adviser/ Sub-adviser (if applicable)		Current Expenses	Average Annual Total Returns (as of 12/31/2024)
				1 Year	5 Year	10 Year
Long-term growth of capital; current income is a secondary objective	Growth Stock Portfolio[2]	Mason Street Advisors, LLC (MSA)/T. Rowe Price Associates, Inc.	[0.43]%	[49.69]%	[13.38]%	[10.82]%
Long-term growth of capital	Focused Appreciation Portfolio[2]	MSA/Loomis, Sayles & Company, L.P.	[0.62]%[1]	[50.99]%	[17.78]%	[14.56]%
Long-term growth of capital and income	Large Cap Core Stock Portfolio[2]	MSA/Wellington Management Company LLP	[0.44]%[1]	[25.78]%	[15.50]%	[10.57]%
Long-term growth of capital and income	Large Cap Blend Portfolio[2]	MSA/J.P. Morgan Investment Management, Inc.	[0.70]%[1]	[20.61]%	[10.94]%	[9.17]%
Investment results that approximate the performance of the Standard & Poor’s 500® Composite Stock Price Index	Index 500 Stock Portfolio[2]	MSA/BlackRock Advisors, LLC	[0.20]%[1]	[26.04]%	[15.45]%	[11.80]%
Long-term growth of capital; income is a secondary objective	Large Company Value Portfolio[2]	MSA/American Century Investment Management, Inc.	[0.75]%[1]	[3.80]%	[10.57]%	[7.80]%
Long-term growth of capital and income	Domestic Equity Portfolio[2]	MSA/Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust	[0.50]%[1]	[3.71]%	[8.48]%	[8.07]%
Long-term growth of capital and income	Equity Income Portfolio[2]	MSA/T. Rowe Price Associates, Inc.	[0.57]%[1]	[9.68]%	[11.32]%	[7.96]%
Long-term growth of capital	Mid Cap Growth Stock Portfolio[2]	MSA/Wellington Management Company LLP	[0.54]%[1]	[14.96]%	[10.00]%	[7.05]%
Investment results that approximate the performance of the Standard & Poor’s MidCap 400® Stock Price Index	Index 400 Stock Portfolio[2]	MSA/Northern Trust Investments, Inc.	[0.25]%[1]	[16.15]%	[12.34]%	[8.99]%
Long-term growth of capital; current income is a secondary objective	Mid Cap Value Portfolio[2]	MSA/American Century Investment Management, Inc.	[0.72]%[1]	[6.26]%	[11.21]%	[8.93]%
Long-term growth of capital	Small Cap Growth Stock Portfolio[2]	MSA/Wellington Management Company LLP	[0.57]%	[18.36]%	[9.80]%	[7.68]%
Investment results that approximate the performance of the Standard & Poor’s SmallCap 600® Index	Index 600 Stock Portfolio[2]	MSA/Northern Trust Investments, Inc.	[0.28]%	[15.76]%	[10.66]%	[8.29]%
Long-term growth of capital	Small Cap Value Portfolio[2]	MSA/T. Rowe Price Investment Management, Inc.	[0.88]%[1]	[13.85]%	[9.43]%	[6.73]%
Survivorship Variable Universal Life Plus Prospectus

Investment Objective	Portfolio and Adviser/ Sub-adviser (if applicable)		Current Expenses	Average Annual Total Returns (as of 12/31/2024)
				1 Year	5 Year	10 Year
Long-term growth of capital	International Growth Portfolio[2]	MSA/FIAM LLC	[0.62]%	[20.77]%	[11.33]%	[5.99]%
Capital appreciation	Research International Core Portfolio[2]	MSA/Massachusetts Financial Services Company	[0.72]%[1]	[12.95]%	[8.82]%	[4.42]%
Long-term growth of capital and income	International Equity Portfolio[2]	MSA/Dodge & Cox	[0.68]%	[16.09]%	[4.47]%	[1.68]%
Capital appreciation	Emerging Markets Equity Portfolio[2]	MSA/abrdn Investments Limited	[0.91]%[1]	[6.91]%	[3.13]%	[1.44]%
Maximum current income to the extent consistent with liquidity and stability of capital[3]	Government Money Market Portfolio[2]	MSA/BlackRock Advisors, LLC	[0.33]%[1]	[4.83]%	[1.68]%	[1.07]%
Provide as high a level of current income as is consistent with prudent investment risk	Short-Term Bond Portfolio[2]	MSA/T. Rowe Price Associates, Inc.	[0.39]%	[5.26]%	[1.80]%	[1.44]%
Provide as high a level of total return consistent with prudent investment risk; a secondary objective is to seek preservation of shareholders’ capital	Select Bond Portfolio[2]	MSA/Allspring Global Investments, LLC	[0.31]%[1]	[6.19]%	[1.41]%	[1.94]%
Maximum total return, consistent with preservation of capital and prudent investment management	Long-Term U.S. Government Bond Portfolio[2]	MSA/Pacific Investment Management Company LLC	[2.16]%[1]	[3.33]%	[-1.76]%	[1.81]%
Pursue total return using a strategy that seeks to protect against U.S. inflation	Inflation Protection Portfolio[2]	MSA/American Century Investment Management, Inc.	[0.44]%[1]	[3.90]%	[2.86]%	[2.06]%
High current income and capital appreciation	High Yield Bond Portfolio[2]	MSA/Federated Investment Management Company	[0.46]%	[13.24]%	[5.33]%	[4.42]%
Maximum total return, consistent with prudent investment management	Multi-Sector Bond Portfolio[2]	MSA/Pacific Investment Management Company LLC	[0.73]%[1]	[9.71]%	[2.34]%	[3.02]%
Realize as high a level of total return as is consistent with prudent investment risk, through income and capital appreciation	Balanced Portfolio[2]	MSA	[0.50]%[1]	[13.07]%	[6.73]%	[5.34]%
Realize as high a level of total return as is consistent with reasonable investment risk	Asset Allocation Portfolio[2]	MSA	[0.58]%[1]	[15.24]%	[8.28]%	[6.26]%
Long-term growth of capital	Fidelity® VIP Mid Cap Portfolio – Initial Class[4]	Fidelity Management & Research Company LLC (FMR)[5]	[0.57]%	[15.08]%	[12.45]%	[8.12]%
Long-term capital appreciation	Fidelity® VIP ContrafundSM Portfolio – Initial Class[4]	FMR[5]	[0.56]%	[33.45]%	[16.65]%	[11.61]%
Survivorship Variable Universal Life Plus Prospectus

Investment Objective	Portfolio and Adviser/ Sub-adviser (if applicable)		Current Expenses	Average Annual Total Returns (as of 12/31/2024)
				1 Year	5 Year	10 Year
Long-term growth of capital by investing primarily in securities of companies that meet the Portfolio’s environmental, social and governance criteria	Sustainable Equity Portfolio[6]	Neuberger Berman Investment Advisers LLC	[0.90]%	[26.90]%	[13.97]%	[9.99]%
Long-term growth of capital	U.S. Strategic Equity Fund[7]	Russell Investment Management LLC (RIM)[8]	[0.93]%[1]	[26.29]%	[14.19]%	[10.23]%
Long-term growth of capital	U.S. Small Cap Equity Fund[7]	RIM[8]	[1.16]%[1]	[13.61]%	[10.75]%	[6.60]%
Current income and long- term growth of capital	Global Real Estate Securities Fund[7]	RIM[8]	[0.90]%	[10.55]%	[3.50]%	[4.02]%
Long-term growth of capital	International Developed Markets Fund[7]	RIM[8]	[1.03]%[1]	[16.26]%	[7.46]%	[3.94]%
Provide total return	Strategic Bond Fund[7]	RIM[8]	[0.67]%	[4.02]%	[0.72]%	[1.49]%
Current income and moderate long-term capital appreciation	LifePoints® Variable Target Portfolio Series Moderate Strategy Fund[7]	RIM[8]	[0.86]%[1]	[11.32]%	[4.00]%	[3.51]%
Above-average long-term capital appreciation and a moderate level of current income	LifePoints® Variable Target Portfolio Series Balanced Strategy Fund[7]	RIM[8]	[0.91]%[1]	[14.52]%	[6.30]%	[4.68]%
High long-term capital appreciation; and as a secondary objective, current income	LifePoints® Variable Target Portfolio Series Growth Strategy Fund[7]	RIM[8]	[1.00]%[1]	[17.96]%	[8.25]%	[5.69]%
High long-term capital appreciation	LifePoints® Variable Target Portfolio Series Equity Growth Strategy Fund[7]	RIM[8]	[1.03]%[1]	[19.52]%	[8.88]%	[6.03]%
Total return	Commodity Return Strategy Portfolio – Class 2[9]	UBS Asset Management (Americas) LLC[10]	[0.78]%	[-8.90]%	[N/A]	[16.48]%
1 This reflects an expense reimbursement and/or fee waiver arrangement that is in place and reported in the Portfolio’s registration statement. This agreement may be terminated in the future and, therefore, the expense figures shown reflect temporary fee reductions.
2 A series of Northwestern Mutual Series Fund, Inc., for which Mason Street Advisors, LLC, our wholly-owned company, serves as investment adviser.
3 Although the Government Money Market Portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in the Government Money Market Portfolio. An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. During extended periods of low interest rates, the yield of a money market portfolio may also become extremely low and possibly negative.
4The Fidelity® VIP Mid Cap Portfolio and the Fidelity® VIP Contrafund® Portfolio are series of Variable Insurance Products Fund III and the Variable Insurance Products Fund II, respectively.
5The following affiliates of Fidelity Management & Research Company also assist with foreign investments for each Portfolio: Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research (Japan) Inc.
6 A series of Neuberger Berman Advisers Management Trust.
7 A series of Russell Investment Funds.
8 Assets of each Portfolio are invested by one or more investment management organizations researched and recommended by Russell Investment Management LLC, the investment adviser for the Russell Investment Funds .
9 A series of Credit Suisse Trust.
10 Effective May 1, 2024, Credit Suisse Asset Management, LLC merged into UBS Asset Management (Americas) LLC (“UBS AM (Americas) as the surviving entity, and UBS AM (Americas) became the investment manager to the Portfolio.
Survivorship Variable Universal Life Plus Prospectus

Appendix B—State Variations
This Appendix B contains important state specific variations for Policies issued in the states as noted below. The Prospectus provides a general description of the Policy (and any endorsements) but your state of issue may provide different features from, and impose different costs than, those described in the body of the Prospectus. Please see your Policy for specific details.
[To be updated by amendment.]
STATE	POLICY FEATURE/BENEFIT/COST	VARIATION
Arizona	Incontestability	There is no exception for fraudulent misstatements.
Arkansas	Policy Loans (Annual Market Loan Rate on Policy Loans)	Loan interest is payable at an annual effective rate of 5%.
California	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within eighteen (18) months after the date of issue.
	Optional Waiver Benefit (Upon Total Disability)	For two years following the Date of Issue the Insured will not covered for a Total Disability caused or substantially caused by a pre-existing condition.
Colorado	Right to Return	Unless the Policy is a replacement it may be returned within fifteen (15) days after it was received.
Connecticut	Right to Return
If the Policy is a replacement it may be returned within ten (10) days after it was received. For non-replacements, the amount of the refund will not be less than the premium paid less any policy debt and withdrawals.

	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within eighteen (18) months after the date of issue.
	Incontestability	There is no exception for fraudulent misstatements.
Delaware	Right to Return
If the Policy is a replacement, it may be returned within twenty (20) days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

District of Columbia	Right to Return
The Policy may be returned within ten (10) days after it was received or forty-five (45) days after the application was signed, whichever is later.
The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.

	Incontestability	There is no exception for fraudulent misstatements.
Florida	Right to Return	The Policy may be returned within fourteen (14) days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
	Changing Death Benefit Option	Only changes to Option A are allowed. Changes to Options B or C are not allowed.
	Incontestability	There is no exception for fraudulent misstatements.
Georgia	Right to Return	The Policy may be returned within ten (10) days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within eighteen (18) months after the date of issue.
Hawaii	Policy Loans (Annual Market Loan Rate on Policy Loans)	Loan interest is payable at an annual effective rate not to exceed the greater of the rate determined by the company or 8%.
	Optional Waiver Benefit (Upon Total Disability)	Unless there is evidence of changes in medical circumstances, upon Total Disability the Company will not require proof from a physician more often than once in any three calendar years.
Idaho	Right to Return	The Policy may be returned within twenty (20) days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

STATE	POLICY FEATURE/BENEFIT/COST	VARIATION
Illinois	Right to Return
If the Policy is a replacement, it may be returned within twenty (20) days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

	Incontestability	There is no exception for fraudulent misstatements.
	Deferral of Determination and Payment	The Company will not defer the payment of the life insurance benefit for longer than two months.
Indiana	Right to Return
For non-replacements, the Policy may be returned within ten (10) days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals. If the Policy is a replacement, it may be returned within twenty (20) days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

	Incontestability	There is no exception for fraudulent misstatements.
	Suicide	The life insurance benefit paid as a result of suicide within two years of policy changes is calculated the same as for benefits paid as a result of suicides within two years of issue.
	Surrenders	Cash Surrender Value paid upon surrenders within 30 days of after a Policy anniversary shall not be less than the Cash Surrender Value as of such Policy anniversary.
	Deferral of Determination and Payment	The Company will not defer the payment of the life insurance benefit for longer than sixty (60) days.
Kansas	Right to Return
If the Policy is a replacement, it may be returned within twenty (20) days after it was received. For replacements the amount of the refund will be the premium paid less any policy debt and withdrawals.

Louisiana	Incontestability	There is no exception for fraudulent misstatements.
Maryland	Right to Return
For non-replacements, the Policy may be returned within ten (10) days after it was received or forty-five (45) days after the date the application is signed, whichever is later. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
For replacements, the Policy may be returned within thirty (30) days after it was received or forty-give (45) days after the date the application is signed, whichever is later.

	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within eighteen (18) months after the date of issue.
Massachusetts	Paid-up Insurance	This feature is not available for policies issued where the Guideline Premium/Cash Value Corridor Test was elected at issue for the minimum death benefit.
Right to Return
For non-replacements, the Policy may be returned within 10 days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
If the Policy is a replacement, it may be returned within 20 days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

Michigan	Right to Return
The Policy may be returned within ten (10) days after it was received or forty-five (45) days after the date the application is signed, whichever is later. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.

Deferral of Determination and Payment
The Company will not defer the payment of the life insurance benefit for longer than sixty (60) days assuming the Company has sufficient information to determine the appropriate payee and no other legal impediment exists to prevent payment.

Minnesota	Right to Return	For non-replacements, the amount of the refund will include all premiums paid, including the refund of any fees or charges.
	Policy Loans (Annual Market Loan Rate on Policy Loans)	Loan interest is payable at an annual effective rate not to exceed the greater of the rate determined by the company or 8%.

STATE	POLICY FEATURE/BENEFIT/COST	VARIATION
Missouri	Right to Return
For non-replacements, the Policy may be returned within 10 days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
If the Policy is a replacement, it may be returned within 20 days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

	Incontestability	There is no exception for fraudulent misstatements.
	Suicide	The suicide exclusion applies within one year after date of issue or policy changes.
Montana	Right to Return	For non-replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.
	Policy Loans (Annual Market Loan Rate on Policy Loans)	Loan interest is payable at an annual effective rate not to exceed the greater of the rate determined by the company or 8%.
	Optional Waiver Benefit (Upon Total Disability)	Written notice of any claim for this benefit must be provided to the Company within 6 months from the occurrence or commencement of loss.
	Incontestability	There is no exception for fraudulent misstatements.
	Suicide	Payments made under this provision are limited to refund of premiums or cash value, whichever is greater.
Nebraska	Right to Return	For non-replacements, the Policy may be returned within 10 days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
	Life Insurance Benefit	Interest paid on the life insurance benefit from the date of death shall not be less than the rate required by Nebraska law.
Nevada	Right to Return
For non-replacements, the Policy may be returned within 10 days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
For replacements, the Policy may be returned within 30 days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.

New Hampshire	Paid-up Insurance	This feature is not available for policies issued where the Guideline Premium/Cash Value Corridor Test was elected at issue for the minimum death benefit.
New Jersey	Right to Return	For non-replacements, the Policy may be returned within 10 days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
Life Insurance Benefit
Interest rates on the life insurance benefits paid after 60 days (or 90 days if under investigation) from proof of death shall not be less than the rate applicable to the New Jersey Cash Management Fund for the preceding year rounded to the nearest one-half percent.

	Incontestability	There is no exception for fraudulent misstatements.
North Carolina	Right to Return
For non-replacements, the Policy may be returned within ten (10) days after it was received or forty-five (45) days after date the application is signed, whichever is later. For non-replacements, the amount of the refund will not be less than the premium paid less any policy debt and withdrawals.

	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within twenty-four (24) months after the date of issue.
	Policy Loans (Annual Market Loan Rate on Policy Loans)	Loan interest is payable at an annual effective rate not to exceed the greater of the rate determined by the company or 8%.
	Reinstatement	The Policy may be reinstated within five years after termination.
	Incontestability	There is no exception for fraudulent misstatements.

STATE	POLICY FEATURE/BENEFIT/COST	VARIATION
North Dakota	Right to Return	The Policy may be returned within twenty (20) days after it was received. The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within eighteen (18) months after the date of issue.
	Suicide	The suicide exclusion applies within one year after date of issue or policy changes.
Ohio	Deferral of Determination and Payment	The Company will not defer the payment of the life insurance benefit for longer than sixty (60) days assuming the Company has no other legal impediment exists to prevent payment.
Oklahoma	Right to Return
If Policy is a replacement, it may be returned within twenty (20) days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals. If the refund is deferred more than 30 days, interest will be paid on the refund in accordance with Oklahoma law.

Oregon	Right to Exchange for a Fixed Benefit Policy	The Policy may be exchanged without evidence of insurability for a fixed benefit life insurance policy within eighteen (18) months after the date of issue.
	Incontestability	There is no exception for fraudulent misstatements.
Pennsylvania	Paid-up Insurance	This feature is not available for policies issued where the Guideline Premium/Cash Value Corridor Test was elected at issue for the minimum death benefit.
Rhode Island	Right to Return	For non-replacements, the Policy may be returned within twenty (20) days after it was received. The amount of the refund will be the premium paid less any policy debt and withdrawals.
	Life Insurance Benefit	Interest paid on the life insurance benefit from the date of death shall not be less than 9%.
	Incontestability	There is no exception for fraudulent misstatements.
South Carolina	Right to Return	For non-replacements, the amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
Tennessee	Right to Return	If Policy is a replacement, it may be returned within twenty (20) days after it was received. For replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.
Texas	Right to Return	For non-replacements, the amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
	Deferral of Determination and Payment	The Company will not defer the payment of the life insurance benefit for longer than sixty (60) days assuming the right to proceeds has been established.
	Incontestability	There is no exception for fraudulent misstatements.
Utah	Right to Return	The amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
Vermont	Right to Return	For non-replacements, the amount of the refund will not be less than the premium paid less any policy debt and withdrawals.
	Incontestability	There is no exception for fraudulent misstatements.
	Life Insurance Benefit	Interest paid on the life insurance benefit shall not be less than the greater of the interest on proceeds left on deposit or 6%.
Virginia	Paid-up Insurance	This feature is not available for policies issued where the Guideline Premium/Cash Value Corridor Test was elected at issue for the minimum death benefit.
Washington	Right to Return
If the Policy is a replacement, it may be returned within twenty (20) days after it was received. For all returns, the amount of the refund will be the premium paid less any policy debt and withdrawals.

West Virginia	Right to Return	For non-replacements, the amount of the refund will be the premium paid less any policy debt and withdrawals.

Additional Information
More information about your Policy and Separate Account is included in a Statement of Additional Information (“SAI”), which is dated the same day as this Prospectus, is incorporated by reference into this Prospectus, and is available free of charge from The Northwestern Mutual Life Insurance Company. To request a free copy of the Separate Account’s SAI, or current annual report, or to request other information about the Policy or to make investor inquiries, call (866) 464-3800. Under certain circumstances you or your Financial Representative may be able to obtain these documents online at www.nmprospectus.com. Reports and other information about the Separate Account are available on the SEC’s Internet site at www.sec.gov, or they may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
[EDGAR Contract Identifier to be added.]
Survivorship Variable Universal Life Plus Prospectus

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II
(Account)
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
(Depositor)
720 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202
1-866-464-3800
STATEMENT OF ADDITIONAL INFORMATION
Survivorship Variable Universal Life Plus

This Statement of Additional Information (“SAI”) contains additional information regarding the Survivorship Variable Universal Life Plus insurance policy (the “Policy”) offered by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). This SAI is not a prospectus, and should be read together with the prospectus for the Policy (the “Prospectus”) dated [_____________ ___], 2025. You may obtain a copy of the Prospectus by writing or calling Northwestern Mutual at the address or phone number shown above, or by visiting www.nmprospectus.com. Capitalized terms in this SAI have the same meanings as in the Prospectus for the Policy. Capitalized terms in this SAI have the same meanings as in the Prospectus for the Policy.
The date of this Statement of Additional Information is [_____________ ___], 2025.

DISTRIBUTION OF THE POLICY
Northwestern Mutual Investment Services, LLC (“NMIS”), our wholly-owned company, is the principal underwriter and distributor of the Policy. NMIS is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The Policy is offered on a continuous basis exclusively through our Financial Representatives, who are also registered representatives of NMIS.
NMIS is the principal underwriter of the Policies for purposes of the federal securities laws. We paid the following amounts to NMIS with respect to sales of variable life insurance policies issued in connection with the Account during the last three fiscal years representing commission payments NMIS made to our agents and related benefits. None of these amounts was retained by NMIS and no amounts were paid to other underwriters or broker-dealers.

 [To be updated by amendment.]
Year	Amount
2024	[$ ]
2023	$127,322,377
2022	$123,115,003
NMIS also provides certain services related to the administration of payment plans under the Policy pursuant to an administrative services contract with Northwestern Mutual. In exchange for these services, NMIS receives compensation to cover the actual costs incurred by NMIS in performing these services.
EXPERTS
The statutory financial statements of The Northwestern Mutual Life Insurance Company as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, and the financial statements of Northwestern Mutual Variable Life Account II as of December 31, 2024 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 833 East Michigan Street, Suite 1200, Milwaukee, Wisconsin 53202.
  [TO BE UPDATED BY AMENDMENT]

PART C
OTHER INFORMATION
Item 30. Exhibits
Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
(a)	Resolution of Board of Trustees of The Northwestern Mutual Life Insurance Company establishing the Account, dated March 22, 2006	Exhibit (a) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006
(b)	Not Applicable
(c)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Exhibit (c) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006
(d)1	Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, ICC24.UU.SVULP.(0124)	Filed Herewith
(d)2	Terminal Illness Benefit, ICC24.UU.SVULP.TI.(0124)	Filed Herewith
(e)	Northwestern Mutual Life Insurance Application, ICC17 09-1934 (0119) with Application Supplement, ICC24.90-1 SVULP.SUPP.(0124)	Filed Herewith
(f)1	Restated Articles of Incorporation of The Northwestern Mutual Life Insurance Company (adopted July 26, 1972)	Exhibit B(1) to Form N-4 Post-Effective Amendment No. 6, File No. 33-58476, filed November 13, 1995
(f)2	Amended By-Laws of The Northwestern Mutual Life Insurance Company dated December 4, 2002	Exhibit B(6) to Form N-6 Post-Effective Amendment No. 8, File No. 333-36865, filed February 28, 2003
(g)(1)	Reinsurance Agreement dated December 19, 2013 between RGA Reinsurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(1) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(2)	Reinsurance Agreement dated December 19, 2013 between Munich American Reassurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(2) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(3)	Reinsurance Agreement dated December 22, 2015 between Munich American Reassurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(3) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(4)	Reinsurance Agreement dated November 7, 2013 between Swiss Re Life & Health American Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (g)(4) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(5)	Reinsurance Agreement dated December 22, 2015 between Swiss Re Life & Health American Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (g)(5) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(6)	Reinsurance Agreement dated December 23, 2013 between General Re Life Corporation and The Northwestern Mutual Life Insurance Company	Exhibit (g)(6) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(7)	Reinsurance Agreement dated December 22, 2013 between Hannover Life Reassurance Company of American and The Northwestern Mutual Life Insurance Company	Exhibit (g)(7) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(g)(8)	Reinsurance Agreement dated December 2, 2013 between SCOR Global Life USA Reinsurance Company and The Northwestern Mutual Life Insurance Company	Exhibit (g)(8) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(h)(a)(1)	Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(a) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005
(h)(a)(2)
Amendment No. 1 dated December 17, 2020 to the
Participation Agreement dated March 16, 1999 Among
Russell Insurance Funds, Russell Fund Distributors, Inc.
and The Northwestern Mutual Life Insurance Company
Exhibit (h)(a)(2) to Form N-4 Post-Effective Amendment No. 19 for NML Variable Annuity Account A, File No. 333-13380, filed on April 26, 2021
(h)(a)(3)
Amendment No. 2 dated July 24, 2024 to the Participation
Agreement dated March 16, 1999 among Russell
Investment Funds, and Russell Investments Financial
Services, LLC (f/k/a Russell Fund Distributors, Inc.) and
The Northwestern Mutual Life Insurance Company
To Be Filed By Pre-Effective Amendment

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
(h)(b)(1)	Participation Agreement dated May 1, 2003 among Variable Insurance Products Funds, Fidelity Distributors Corporation and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(b) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed April 28, 2005
(h)(b)(2)
Amendment No. 1 dated October 18, 2006 to
Participation Agreement dated May 1, 2003, by and
among The Northwestern Mutual Life Insurance
Company, Fidelity Distributors Corporation, and each of
Variable Insurance Products Fund, Variable Insurance
Products Fund II, and Variable Insurance Products Fund
III
Exhibit (h)(1)(b)(2) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-136124, filed December 13, 2006
(h)(b)(3)
Amendment No. 2 dated February 9, 2021 to Participation
Agreement dated May 1, 2003, by and among The
Northwestern Mutual Life Insurance Company, Fidelity
Distributors Corporation, and each of Variable Insurance
Products Fund, Variable Insurance Products Fund II, and
Variable Insurance Products Fund III
Exhibit (h)(b)(3) to Form N-4 Post-Effective Amendment No. 19 for NML Variable annuity Account A, File No. 333-13380, filed on April 26, 2021
(h)(b)(4)
Amendment No. 2 dated July 24, 2024 to Participation
Agreement dated May 1, 2003, by and among The
Northwestern Mutual Life Insurance Company, Fidelity
Distributors Company LLC (formerly Fidelity
Distributors Corporation) and each of Variable Insurance
Products Fund, Variable Insurance Products Fund II, and
Variable Insurance Products III, and Variable Insurance
Products Fund V
To Be Filed By Pre-Effective Amendment
(h)(c)(1)	Participation Agreement dated April 30, 2007 among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc., and The Northwestern Mutual Life Insurance Company	Exhibit (h)(e) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(h)(c)(2)	Amendment to Participation Agreement dated January 4, 2021 among Neuberger Berman Advisers Management Trust, Neuberger Berman BD LLC, and The Northwestern Mutual Life Insurance Company	Exhibit (h)(c)(2) to Form N-4 Post-Effective Amendment No. 19 for NML Variable Annuity Account A, File No. 333-13380, filed on April 26, 2021
(h)(c)(3)
Amendment No. 2 to Participation Agreement dated
July 24, 2024 among Neuberger Berman Advisers
Management Trust, Neuberger Berman BD LLC
(formerly Neuberger Berman Management, Inc.), and The
Northwestern Mutual Life Insurance Company
To Be Filed By Pre-Effective Amendment
(h)(d)(1)	Participation Agreement dated September 27, 2013 among Credit Suisse Trust, Credit Suisse Asset Management, LLC, Credit Suisse Securities (USA) LLC, and The Northwestern Mutual Life Insurance Company	Exhibit (h)(b)(4) to Form N-6 Post-Effective Amendment No. 10, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(h)(d)(2)
Amendment to Participation Agreement dated
January 4, 2021 among Credit Suisse Trust, Credit Suisse
Asset Management, LLC, Credit Suisse Securities (USA)
LLC, and The Northwestern Mutual Life Insurance
Company
Exhibit (h)(d)(2) to Form N-4 Post-Effective Amendment No. 19 for NML Variable annuity Account A, File No. 333-13380, filed on April 26, 2021
(h)(d)(3)	Assignment and Assumption Agreement dated April 24, 2024 among Credit Suisse Securities (USA) LLC, and UBS Asset Management (US) Inc.	To Be Filed By Pre-Effective Amendment
(h)(d)(4)
Amendment #2 to Participation Agreement dated
July 24, 2024 among Credit Suisse Trust, UBS Asset
Management (Americas) LLC (formerly Credit Suisse
Asset Management, LLC), and UBS Asset Management
(US) Inc.(formerly Credit Suisse Securities (USA) LLC),
and The Northwestern Mutual Life Insurance Company
To Be Filed By Pre-Effective Amendment
(h)(e)(1)	Administrative Services Agreement dated April 23, 2007 between The Northwestern Mutual Life Insurance Company and Frank Russell Company	Exhibit (h)(e)(1) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
(h)(f)(1)	Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(2) to Form N-4 Pre-Effective Amendment No. 1, File No. 333-133380, filed August 8, 2006
(h)(f)(2)	Amendment dated August 1, 2004 to the Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(3) to Form N-4 Pre-Effective Amendment No. 1, File No. 333-133380, filed August 8, 2006
(h)(h)(1)	Administrative Services Agreement dated October 1, 2013 between Credit Suisse Securities (USA) LLC and The Northwestern Mutual Life Company	Exhibit (h)(h)(1) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-230143, filed August 30, 2019
(i)	Not Applicable
(j)(a)	Shareholder Information Agreement dated April 13, 2007 among Russell Investment Management Company on behalf of Russell Investment Funds and The Northwestern Mutual Life Insurance Company	Exhibit (j)(a) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(j)(b)
Amendment No. 1 dated October 20, 2008 to Shareholder
Information Agreement dated April 13, 2007 among
Russell Fund Services Company on behalf of Russell
Investment Funds and The Northwestern Mutual Life
Insurance Company
Exhibit (j)(b) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(j)(c)
Shareholder Information Agreement dated April 13, 2007
among Fidelity Distributors Corporation on behalf of
Fidelity® Variable Insurance Products Fund and The
Northwestern Mutual Life Insurance Company
Exhibit (j)(c) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(j)(d)	Shareholder Information Agreement dated April 16, 2007 among Northwestern Mutual Series Fund, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (j)(d) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(j)(e)	Shareholder Information Agreement dated October 16, 2007 among Neuberger Berman Management Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (j)(e) to Form N-6 Post-Effective Amendment No. 7, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on April 26, 2012
(j)(f)	Shareholder Information Agreement dated September 27, 2013 among Credit Suisse Securities (USA) LLC and The Northwestern Mutual Life Insurance Company	Exhibit (j)(f) to Form N-6 Post-Effective Amendment No. 10, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(j)(g)	Power of Attorney	Filed herewith
(j)(h)	NMIS/NM Annuity Operations Admin Agreement	Exhibit (b)(8)(i) to Form N-4 Post-Effective Amendment No. 19 for NML Variable Annuity Account A, File No. 333-72913, filed April 22, 2008
(k)	Opinion and Consent of Counsel	To Be Filed By Pre-Effective Amendment
(l)	Not Applicable
(m)	Not Applicable
(n)	Consent of PricewaterhouseCoopers LLP	To Be Filed By Pre-Effective Amendment
(o)	Not Applicable
(p)	Not Applicable
(q)	Memorandum describing Issuance, Transfer and Redemption Procedures	To Be Filed By Pre-Effective Amendment
(r)	Form of Initial Summary Prospectus (ISP)	Filed herewith
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document
Item 31. Directors and Officers of the Depositor
The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company without regard to their activities relating to variable life insurance policies or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.
TRUSTEES – As of September 30, 2024 [To be updated by amendment.]
Name	Address
Anne F. Ackerley	Senior Advisor - BlackRock (Retirement Group) BlackRock 50 Hudson Yards New York, NY 10001

Nicholas E. Brathwaite	Founding Managing Partner Celesta Capital 1850 Gateway Drive, Suite 450 San Mateo, CA 94404

P. Russell Hardin	President Robert W. Woodruff Foundation 191 Peachtree Street NE, Suite 3540 Atlanta, GA 30303

Andrew J. Harmening	President and Chief Executive Officer Associated Bank Associated Bank River Center 111 E. Kilbourn Ave, 2nd Floor, Suite 200 Milwaukee, WI 53202

David P. Hollander	Retired Principal, Global Insurance Sector Leader Ernst & Young, LLP 180 Golf House Road Haverford, PA 19041

Randolph W. Melville	Retired Senior Vice President & General Manager West Frito-Lay North America 7901 Windrose Avenue, Unit 604 Plano, TX 75024

Jaime Montemayor	Chief Digital and Technology Officer General Mills One General Mills Boulevard Minneapolis, MN 55426

Timothy H. Murphy	Chief Administrative Officer Mastercard 2000 Purchase Street Purchase, NY 10577

Andrew N. Nunemaker	Chief Executive Officer Groupware Technologies 3230 E. Kenwood Blvd Milwaukee, WI 53211

Name	Address
Anne M. Paradis	Retired Chief Executive Officer MicroTek, Inc. 69A Howland Street Provincetown, MA 02657

Sandra R. Rogers	Retired Vice President – Supply Chain Hillrom 12363 E. Black Rock Road Scottsdale, AZ 85255

John E. Schlifske	Chairman & Chief Executive Officer Northwestern Mutual 720 E. Wisconsin Avenue Milwaukee, WI 53202

Aarti S. Shah	Retired Senior Vice President, Chief Information and Digital Officer Eli Lilly 13360 Sioux Trail Carmel, IN 46033

Ralph A. Weber	General Counsel Marquette University 1250 W. Wisconsin Avenue Milwaukee, WI 53233

Juan C. Zarate	Global Co-Managing Partner & Chief Strategy Officer K2 Integrity 1050 Connecticut Avenue NW, Suite 680 Washington, DC 20036
EXECUTIVE OFFICERS – As of September 30, 2024 [To be updated by amendment.]
John E. Schlifske	Chairman & Chief Executive Officer
Timothy J. Gerend	President
John C. Roberts	Executive Vice President & Chief Field Officer
Todd M. Jones	Executive Vice President & Chief Financial Officer
Raymond J. Manista	Executive Vice President, Chief Legal & Public Affairs Officer
Christian W. Mitchell	Executive Vice President & Chief Digital & Information Officer
Don J. Robertson	Executive Vice President & Chief Human Resources Officer
Jeffrey D. Sippel	Executive Vice President & Chief Strategy Officer
Kamilah D. Williams-Kemp	Executive Vice President & Chief Product Officer
The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.
Item 32. Persons Controlled By or Under Common Control with the Depositor or Registrant [To be updated by amendment.]
The subsidiaries of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), as of [April 1, 2024] are shown below. In addition to the subsidiaries shown below, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual:
1.
NML Variable Annuity Account A
2.
NML Variable Annuity Account B
3.
NML Variable Annuity Account C
4.
Northwestern Mutual Variable Life Account
5.
Northwestern Mutual Variable Life Account II
Northwestern Mutual Series Fund, Inc. (the “Funds”), shown below as a subsidiary of Northwestern Mutual, is an investment company, registered under the Investment Company Act of 1940, offering shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.

[To be updated by amendment.]

Legal Entity Name	Domestic Jurisdiction	Owner(s)	Owner %
Operating Subsidiaries
Mason Street Advisors, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Long Term Care Insurance Company(2)	Wisconsin	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Mutual Investment Management Company, LLC (2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Mutual Investment Services, LLC(2)	Wisconsin	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Mutual Wealth Management Company(2)	United States	The Northwestern Mutual Life Insurance Company	100.00
All Other Subsidiaries
1838938 Alberta Ltd.(2)	Canada	The Northwestern Mutual Life Insurance Company	100.00
1890 Maple, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
777 North Van Buren Apartments, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
777 North Van Buren Condominium Association, Inc.(2)	Wisconsin	The Northwestern Mutual Life Insurance Company	100.00
777 North Van Buren Parking, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
777 North Van Buren Retail, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
720 East LLC(2)	Delaware	Northwestern Mutual Investment Management Company, LLC	100.00
Amber, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Baraboo, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Bayridge, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
BCC Cancer Center Venture, LP(2)	Delaware	NM Cancer Center GP, LLC	0.01
		NM Imperial, LLC	83.99
		RE Corp.	16.0
Bishop Square, LLC(2)	Delaware	NM BSA, LLC	100.00
Brandywine Distribution, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Burgundy, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Cedarstone, LLC(2)	Delaware	Baraboo, Inc.	100.00
Chateau, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
C – Land Fund, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Coral, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Cortona Holdings, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Cream City Venture Capital, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	99.00
		NML Development Corporation	1.00
Crown Farm Partners, LLC(2)	Maryland	NM Imperial, LLC	99.00
		RE Corp.	1.00
Dortmund, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
East Pointe Commons Limited Partnership	Wisconsin	EP Commons LLC	30.00
		The Northwestern Mutual Life Insurance Company	70.00
Ellington Residential, LLC(2)	Maryland	Crown Farm Partners, LLC	100.00
Fairfield Potomac Club, LLC(2)	Delaware	RE Corp.	1.00
		NM Imperial, LLC	99.00
FES, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
GRO-SUB, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Hazel, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Higgins, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Hobby, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Hollenberg 1, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Lake Emily Holdings, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Logan, Inc.(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Los Alamitos Corporate Center Joint Venture, LLC(2)	Delaware	NM Imperial, LLC	99.00
		RE Corp.	1.00

Legal Entity Name	Domestic Jurisdiction	Owner(s)	Owner %
Operating Subsidiaries
Maroon, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Mason & Marshall, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Model Portfolios, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
Network Office Cashiership, LLC(2)	Delaware	NM Career Distribution Holdings, LLC	100.00
Nicolet, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
NM BSA, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NM Cancer Center GP, LLC(2)	Delaware	NM Imperial, LLC	100.00
NM Career Distribution Holdings, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM DFW Lewisville, LLC(2)	Delaware	NM Majestic Holdings, LLC	100.00
NM Gen, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
NM GP Holdings, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM Green, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NM GSB, LLC(2)	New York	NM-SAS, LLC	100.00
NM Imperial, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NM Investment Holdings, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM Lion, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NM Majestic Holdings, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NM Neptune, LLC(2)	Delaware	NM Regal, LLC	100.00
NM Network Office 135 Insurance Agency, LLC (2)	Delaware	NM Career Distribution Holdings, LLC	100.00
NM Pebble Valley LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM Pigeon Creek Holdings Inc(2)	Canada	Coral Inc.	100.00
NM Pioneer, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM QOZ Fund II LLC(2)	Delaware	QOZ Holding Company LLC	100.00
NM QOZ Fund III LLC(2)	Delaware	QOZ Holding Company LLC	100.00
NM QOZ Fund IV LLC(2)	Delaware	QOZ Holding Company LLC	100.00
NM QOZ Fund LLC(2)	Delaware	QOZ Holding Company LLC	100.00
NM RE Funds, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NM Regal, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
NM Twin Creeks GP, LLC(2)	Delaware	NM Imperial, LLC	100.00
NM VI Holdings LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-808 West, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NMC JCAF VI Carry, LP(2)	Delaware	Higgins, Inc.	1.00
		Northwestern Mutual Investment Management Company, LLC	99.00
NMC V Equity Fund, LP(2)	Delaware	NMC V GP, LLC	100.00
NMC V GP, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
NMC V Mezz Fund, LP(2)	Delaware	NMC V GP, LLC	100.00
NMC VI Equity Fund, LP(2)	Delaware	NMC VI GP, LLC	100.00
NMC VI GP, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
NM-Hemlock, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-Jasper, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-MNO, LLC(2)	Delaware	NM Career Distribution Holdings, LLC	100.00
NM-Morristown, LLC(2)	Delaware	NM Career Distribution Holdings, LLC	100.00
NM-Muse, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-Port Royale(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-Pulse, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-RESA, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-SAS, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-Skye, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NM-Target Distribution Center 1, LLC(2)	Delaware	NM-Target.com Distribution Center, LLC	89.00
		NM-Target Distribution Center 2, LLC	11.00
NM-Target Distribution Center 2, LLC(2)	Delaware	NM-Target.com Distribution Center, LLC	100.00

Legal Entity Name	Domestic Jurisdiction	Owner(s)	Owner %
Operating Subsidiaries
NM-Target Distribution Center Property Owner, LLC(2)	Delaware	NM-Target.com Distribution Center, LLC	89.00
		NM-Target Distribution Center 1, LLC	11.00
NM-Target.com Distribution Center, LLC(2)	Delaware	NM Imperial, LLC	100.00
NM-West Hartford, LLC(2)	Delaware	NM Career Distribution Holdings, LLC	100.00
NML Development Corporation(2)	Delaware	NML Securities Holdings, LLC	100.00
NML Real Estate Holdings, LLC(2)	Wisconsin	The Northwestern Mutual Life Insurance Company	100.00
NML Securities Holdings, LLC(2)	Wisconsin	The Northwestern Mutual Life Insurance Company	100.00
NMLSP1, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
NMPE I GP, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
NMPE II GP, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
NMPE III GP, LLC(2)	Delaware	NML Securities Holdings, LLC	100.00
NMRM Holdings, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Northwestern Broadway Plaza, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Mutual Capital GP II, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
Northwestern Mutual Capital GP III, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
Northwestern Mutual Capital GP IV, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
Northwestern Mutual Capital GP, LLC(2)	Delaware	NM GP Holdings, LLC	100.00
Northwestern Mutual Capital Mezzanine Fund III, LP(2)	Delaware	Northwestern Mutual Capital GP III, LLC	100.00
Northwestern Mutual Capital Mezzanine Fund IV, LP(2)	Delaware	Northwestern Mutual Capital GP IV, LLC	100.00
Northwestern Mutual Capital Strategic Equity Fund III, LP(2)	Delaware	Northwestern Mutual Capital GP III LLC	100.00
Northwestern Mutual Capital Strategic Equity Fund IV, LP(2)	Delaware	Northwestern Mutual Capital GP IV, LLC	100.00
Northwestern Mutual MU TLD Registry, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Mutual Private Equity Co-Investment Fund I, LP(2)	Delaware	NMPE I GP, LLC	1.00
		Northwestern Mutual Investment Management Company LLC	99.00
Northwestern Mutual Private Equity Co-Investment Fund II, LP(2)	Delaware	NMPE II GP, LLC	1.00
		Northwestern Mutual Investment Management Company LLC	99.00
Northwestern Mutual Private Equity Co-Investment Fund III, LP(2)	Delaware	NMPE III GP, LLC	1.00
		Northwestern Mutual Investment Management Company LLC	99.00
Northwestern Mutual Registry, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Northwestern Mutual Series Fund, Inc.(3)	Maryland	The Northwestern Mutual Life Insurance Company	100.00
NorthWoods Phase I, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NorthWoods Phase II, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
NorthWoods Phase III, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Osprey Links Golf Course, LLC(2)	Delaware	Osprey Links, LLC	100.00
Osprey Links, LLC(2)	Delaware	NM Imperial, LLC	99.00
		RE Corp	1.0
Plantation Oaks MHC-NM, LLC(2)	Delaware	NM Imperial, LLC	100.00
QOZ Holdings Company, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
RE Corp.(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Regency NM Johns Creek, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Ruhl Financial Group, LLC(2)	Delaware	NM Career Distribution Holdings, LLC	100.00
Russet, Inc.(2)	Delaware	NML Real Estate Holdings, LLC	100.00

Legal Entity Name	Domestic Jurisdiction	Owner(s)	Owner %
Operating Subsidiaries
Scotty, LLC(2)	Delaware	Hobby, Inc.	6.31
		Maroon, Inc.	65.01
		Stadium and Arena Management, Inc.	28.68
Seattle Network Office, LLC(2)	Delaware	NM Career Distribution Holdings, LLC	100.00
Seazen GP, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Seazen Rocky Point, LP(2)	Delaware	The Northwestern Mutual Life Insurance Company	99.90
		Seazen GP, LLC	0.10
Stadium and Arena Management, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Tapestry Condominium Owners Association, Inc.(2)	Tennessee	The Northwestern Mutual Life Insurance Company	100.00
Tupelo, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Two Con Holdings, LLC(2)	Delaware	Bishop Square, LLC	100.00
Two Con SPE, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
Two Con, LLC(2)	Delaware	Two Con Holdings, LLC	100.00
Variable Innovation LLC(2)	Delaware	NM VI Holdings LLC	100.00
Ventura Lakes MHC-NM, LLC(2)	Delaware	NM Imperial, LLC	100.00
Walden OC, LLC(2)	Delaware	NML Real Estate Holdings, LLC	100.00
White Oaks, Inc.(2)	Delaware	NML Securities Holdings, LLC	100.00
Wysh Financial, LLC(2)	Delaware	Wysh Holdings, LLC	100.00
Wysh Holdings, LLC(2)	Delaware	The Northwestern Mutual Life Insurance Company	100.00
Wysh Insurance Agency, LLC(2)	Delaware	Wysh Life and Health Insurance Company	100.00
Wysh Life and Health Insurance Company(2)	Delaware	Wysh Holdings, LLC	100.00
(1)
Certain subsidiaries are omitted on the basis that, considered in the aggregate at year end 2023, they did not constitute a significant subsidiary as defined by Regulation S-X. Certain investment partnerships and limited liability companies that hold real estate assets of The Northwestern Mutual Life Insurance Company are not represented.
(2)
Subsidiary included in the consolidated financial statements.
(3)
Northwestern Mutual Series Fund, Inc. consists of 27 series of capital stock, each a separate investment portfolio (the “Portfolios”). The Portfolios consist of: Growth Stock Portfolio, Focused Appreciation Portfolio, Large Cap Core Stock Portfolio, Large Cap Blend Portfolio, Index 500 Stock Portfolio, Large Company Value Portfolio, Domestic Equity Portfolio, Equity Income Portfolio, Mid Cap Growth Stock Portfolio, Index 400 Stock Portfolio, Mid Cap Value Portfolio, Small Cap Growth Stock Portfolio, Index 600 Stock Portfolio, Small Cap Value Portfolio, International Growth Portfolio, Research International Core Portfolio, International Equity Portfolio, Emerging Markets Equity Portfolio, Government Money Market Portfolio, Short-Term Bond Portfolio, Select Bond Portfolio, Long-Term U.S. Government Bond Portfolio, Inflation Protection Portfolio, High Yield Bond Portfolio, Multi-Sector Bond Portfolio, Balanced Portfolio, Asset Allocation Portfolio.
Item 33. Indemnification
(a) That portion of the By-laws of the Depositor, Northwestern Mutual, relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as Exhibit A(6)(b) to the registration statement of Northwestern Mutual Variable Life Account (File No. 333-59103) on July 15, 1998.
(b) Section 10 of the Distribution Agreement dated May 1, 2006 between Northwestern Mutual and Northwestern Mutual Investment Services, LLC (“NMIS”) provides substantially as follows:
B. Indemnification by Company. The Company agrees to indemnify, defend and hold harmless NMIS, its successors and assigns, and their respective officers, directors, and employees (together referred to as “NMIS Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which NMIS and/or any NMIS Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by the Company and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of NMIS or for which NMIS is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material.
This indemnification shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.
C. Indemnification by NMIS. NMIS agrees to indemnify, defend and hold harmless the Company, its successors and assigns, and their respective officers, trustees or directors, and employees (together referred to as “Company Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which the Company and/or any Company Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by NMIS and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of the Company or for which the Company is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by NMIS to the Company specifically for use in the preparation of the aforesaid material.
This indemnification shall be in addition to any liability that NMIS may otherwise have; provided however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.
D. Indemnification Generally. Any person seeking indemnification under this section shall promptly notify the indemnifying party in writing after receiving notice of the commencement of any action as to which a claim for indemnification will be made; provided, however, that failure to so notify the indemnifying party shall not relieve such party from any liability which it may have to such person otherwise than on account of this section.
The indemnifying party shall be entitled to participate in the defense of the indemnified person but such participation will not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses incurred by such party in defending himself, herself or itself.
Item 34. Principal Underwriters
(a) NMIS is the principal underwriter of the securities of the Registrant. NMIS also acts as the principal underwriter for the NML Variable Annuity Account A (811-21887), the NML Variable Annuity Account B (811-1668), the NML Variable Annuity Account C (811-21886),  Northwestern Mutual Variable Life Account (811-3989), and the Trust for Professional Managers (811-10401).
(b) As of September 30, 2024 [To be updated by amendment.], the directors and officers of NMIS are as follows:
Name	Position
Brett Albers	Assistant Treasurer
John E. Bentley	Director
Laura M. Deaner	Chief Information Security Officer
Quentin M. Doll	Director
Bradley L. Eull	Secretary
John C. Roberts	Executive Vice President, Chief Distribution Officer
Betsy Heisler	Vice President - Risk Products
Tom R. Hendricks	Vice President – Wealth Qualified Programs
Dean Hopp	Vice President - IPS Investment Programs
Dawn Kalinowski	Chief Operating Officer
Madhusudan Kotian	Chief Technology Officer
Susan K. Limbach	Assistant Treasurer
Mark E. McNulty	NMIS Anti-Money Laundering Officer
Alyssa G. Meyer	Senior Director – Wealth Oversight and Controls
Blaire L. Puls	Variable Investment Product Consultant
Deborah A. Schultz	Director
Justin Stipan	Distribution Performance Principal
William H. Taylor	Vice President – Planning and Sales

Name	Position
Laila M. Valters	President
Rebecca Villegas	Vice President - NMIS Compliance, Chief Compliance Officer
Jared A. Ward	Treasurer, Financial and Operations Principal
Becki Williams	Vice President - Advanced Markets
Kamilah D. Williams-Kemp	Vice President – Chief Product Officer
Terry R. Young	Assistant Secretary
The address for each director and officer of NMIS is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.
(c) NMIS, the principal underwriter, received [$127,322,377] of commissions and other compensation, directly or indirectly, from Registrant during the last fiscal year. [To be updated by amendment.]
Item 35. Location of Accounts and Records
All accounts, books or other documents required to be maintained in connection with the Registrant’s operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.
Item 36. Management Services
There are no management-related service contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $15,000 or more were made during any of the last three fiscal years.
Item 37. Fee Representation
The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the variable adjustable life insurance policies which are the subject of this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company under the policies.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Northwestern Mutual Variable Life Account II, has duly caused this Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on October 10, 2024.
Northwestern Mutual Variable Life Account II
(Registrant)
By	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ Raymond J. Manista
Raymond J. Manista, Executive Vice President, Chief Legal & Public Affairs Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Depositor on October 10, 2024.
THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY
(Depositor)
By:	/s/ Raymond J. Manista
Raymond J. Manista Executive Vice President, Chief Legal & Public Affairs Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated:
Signature	Title
/s/ John E. Schlifske*	Chairman, Trustee, and Chief Executive Officer; Principal Executive Officer
John E. Schlifske
/s/ Todd M. Jones	Executive Vice President and Chief Financial Officer; Principal Financial Officer
Todd M. Jones
/s/ Charles S. Mondesir	Vice President, Chief Accounting Officer, and Controller; Principal Accounting Officer
Charles S. Mondesir

Signature	Title
/s/ Anne F. Ackerley*	Trustee
Anne F. Ackerley
/s/ Nicholas E. Brathwaite*	Trustee
Nicholas E. Brathwaite
/s/ P. Russell Hardin*	Trustee
P. Russell Hardin
/s/ Andrew J. Harmening*	Trustee
Andrew J. Harmening
/s/ David P. Hollander*	Trustee
David P. Hollander
/s/ Randolph W. Melville*	Trustee
Randolph W. Melville
/s/ Jaime Montemayor*	Trustee
Jaime Montemayor
/s/ Timothy H. Murphy*	Trustee
Timothy H. Murphy
/s/ Andrew N. Nunemaker*	Trustee
Andrew N. Nunemaker
/s/ Anne M. Paradis*	Trustee
Anne M. Paradis
/s/ Sandra R. Rogers*	Trustee
Sandra R. Rogers
/s/ Aarti S. Shah*	Trustee
Aarti S. Shah
/s/ Ralph A. Weber*	Trustee
Ralph A. Weber
/s/ Juan C. Zarate*	Trustee
Juan C. Zarate

*By:	/s/ Raymond J. Manista
Raymond J. Manista, Attorney in fact, pursuant to the Power of Attorney filed herewith.
Each of the signatures is affixed as of October 10, 2024.

EXHIBIT INDEX
EXHIBITS FILED WITH FORM N-6
POST-EFFECTIVE AMENDMENT NO. [   ] TO
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FOR
Northwestern Mutual Variable Life Account II
Exhibit	Description
(d)1	Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, ICC24.UU.SVULP.(0124)	Filed herewith
(d)2	Terminal Illness Benefit, ICC24.UU.SVULP.TI.(0124)	Filed herewith
(e)	Northwestern Mutual Life Insurance Application, ICC17 09-1934 (0119) with Application Supplement, ICC24.90-1 SVULP.SUPP.(0124)	Filed herewith
(j)(g)	Power of Attorney	Filed herewith
(r)	Form of Initial Summary Prospect (ISP)	Filed herewith